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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                          UNIMED PHARMACEUTICALS, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

             COMMON STOCK, PAR VALUE $0.25 PER SHARE (INCLUDING THE
                       ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ROBERT E. DUDLEY, PH.D
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                             2150 E. LAKE COOK RD.
                            BUFFALO GROVE, IL 60089
                                 (847) 541-2525
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                           KURT W. FLORIAN, JR., ESQ.
                             KATTEN MUCHIN & ZAVIS
                             525 WEST MONROE STREET
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                                 (312) 902-5200

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Unimed Pharmaceuticals, Inc., a Delaware corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 2150 East Lake Cook Road, Buffalo Grove, Illinois 60089. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.25 per share (the "Common Stock"), of the Company, including the associated stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 16, 1997, as amended as of June 11, 1999 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank (the "Rights Agent"). References herein to the "Shares" mean shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     The Offer. This Statement relates to a tender offer by Utah Acquisition Corporation, a Delaware corporation ("Offeror"), which is a wholly owned subsidiary of Solvay Pharmaceuticals, Inc., a Georgia corporation ("Solvay"), to purchase all of the outstanding Shares at a purchase price of $12.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated June 17, 1999 (the "Schedule 14D-1") as filed by Solvay and Offeror with the Securities and Exchange Commission ("SEC"). The Schedule 14D-1 indicates that the principal executive offices of the Offeror and Solvay are located at 901 Sawyer Road, Marietta, Georgia 30062.

     The Offer is being made pursuant to an Agreement and Plan of Merger among Offeror, Solvay and the Company, dated as of June 11, 1999 (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the "DGCL"), Offeror will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company surviving the Merger (the Company following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the holders of Shares as of the effective time of the Merger (other than the Offeror) will receive an amount in cash equal to the Offer Price. The shares of common stock of Offeror outstanding immediately prior to the Merger shall be converted into shares of Common Stock of the Surviving Corporation.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, and incorporated herein by reference.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A which is attached to this Schedule 14D-9 and incorporated herein by reference.

     (c) As described in Annex A, executive officers and directors of the Company and their affiliates own Shares and are expected to tender those Shares to the Offeror. In addition, executive officers, directors and their affiliates hold options and warrants to purchase Shares and those options and warrants will be retired for cash at the effective time of the Merger. In remuneration for the services of the members of certain special committees impaneled in connection with the Transaction, the disinterested directors will receive service fees ranging from $3,000 to $45,000, depending upon services rendered (Dr.
Shah -- $3,000; Mr. Lempenau -- $30,000; Mr. Dwyer -- $33,000; and Mr.
Weiser -- $45,000). In recognition of the extraordinary efforts of
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management in connection with the performance of the Company and the
Transaction, Dr. Dudley and Mr. Riggs will receive bonuses of $100,000 and $50,000, respectively, upon consummation of the Transaction. The executive officers of the Company expect to continue in the employ of the Company after the closing of the Offer and the Merger.

Purpose of the Offer; Plans for the Company; the Merger.

     Purpose. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     If Offeror acquires pursuant to the Offer one Share more than 50% of the outstanding Shares, it will have the vote necessary under the DGCL to approve the Merger. Under the DGCL, if Offeror owns at least 90% of the outstanding Shares, the Merger may be effected without the vote of the Company's stockholders. Therefore, if 8,272,385 Shares (or such greater number as may be necessary if options or warrants are exercised) are acquired pursuant to the Offer or otherwise, Offeror will be able to and intends to effect the Merger without a meeting of holders of Shares. The Merger Agreement provides that, promptly after expiration of the Offer and receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, Offeror will be merged into the Company. At the Effective Time (as defined in the Merger Agreement), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Solvay, Offeror or any other direct or indirect subsidiary of Solvay ("Solvay Company") or Shares that are held by Dissenting Stockholders (as defined in the Merger Agreement) exercising appraisal rights pursuant to Section 262 of the
DGCL) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, the Merger Consideration (as defined in the Merger Agreement) or such greater amount per Share as may be paid pursuant to the Offer.

     Conditions to the Merger. The respective obligations of the Company, Solvay and Offeror to consummate the Merger are subject to the fulfillment of certain conditions set forth in the Merger Agreement, any or all of which may be waived in whole or in part by Solvay or Offeror, as the case may be, to the extent permitted by applicable law, including (i) if required by the DGCL, the approval of the Merger Agreement by the holders of a majority of the Shares in accordance with applicable law and the certificate of incorporation and bylaws of the Company, (ii) the purchase by Offeror (or one of the Solvay Companies) of Shares pursuant to the Offer, and (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) in effect that prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Solvay or the Company in connection with consummation of the Merger or with respect to their respective business operations, either prior to or subsequent to the Merger (collectively, an "Order"). The obligations of Solvay and the Offeror to consummate the Merger are subject to additional conditions, including (i) the Company delivering to Solvay and Offeror a written statement, dated not more than 30 days prior to the Effective Time (as defined in the Merger Agreement) of the Merger, certifying that the Shares are not a U.S. real property interest within the meaning of Section 897(c) of the Code, and (ii) the Company's representations and warranties concerning the amendment dated as of June 11, 1999 to the Rights Agreement (the "Rights Amendment") and state antitakeover statutes and regulations remaining true and correct and the Company having performed its obligations set forth in the Merger Agreement concerning, among other things, taking action to provide for the cash-out at the Effective Time of employee stock options outstanding under the Stock Plans (as defined in the Merger Agreement).

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     Termination Provisions. According to its terms, the Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Effective Time, whether before or after approval by holders of Shares (a) by the mutual consent of Solvay and the Company, by action of their respective Boards of Directors; or (b) by action of the Board of Directors of either Solvay or the Company if (i) Offeror or any Solvay Company shall have terminated the Offer without purchasing any Shares pursuant thereto; or (ii) the Merger shall not have been consummated by December 1, 1999, whether or not such date is before or after the approval by holders of Shares; or (iii) if required, following the purchase of Shares in the Offer, the stockholders of the Company shall not have approved the Merger Agreement at a meeting duly convened therefor; or (iv) any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company, any of its subsidiaries or Solvay, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement pursuant to clauses (b)(i), (b)(ii) or (b)(iii) above shall not be available to any party whose failure to perform any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Offeror to purchase Shares pursuant to the Offer on or prior to such date; or (c) by action of the Board of Directors of Solvay if: (i) the Company shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to the Effective Time or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete when made; or (ii) the Board of Directors of the Company (or a committee thereof) shall have amended, modified or withdrawn in a manner adverse to Solvay or Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company, upon request by Solvay, shall have failed to publicly reaffirm such approval or recommendation within ten business days of such request by Solvay or shall have endorsed, approved or recommended any other Acquisition Proposal (as defined in "-- Acquisition Proposals" below) without terminating the Merger Agreement as described in clause (d)(i) below or shall have resolved to do any of the foregoing things specified in this clause (c); or
(iii) the Company shall have entered into any agreement, letter of intent or agreement in principle with respect to any other Acquisition Proposal and shall have theretofore failed to terminate the Merger Agreement pursuant to the provisions of the Merger Agreement described in clause (d)(i) below; or (iv) the Company, any of its subsidiaries or any of the other persons or entities described in "-- Acquisition Proposals" below as officers, directors, employees, representatives or agents of the Company or of any of its subsidiaries shall take any of the actions that would be proscribed under the provision of the Merger Agreement described in "-- Acquisition Proposals" below but for the exception described therein allowing certain actions to be taken pursuant to the proviso of the second sentence thereof or (d) by action of the Board of
Directors of the Company if: (i) (A) the Company is not in material breach of any of the terms of the Merger Agreement, (B) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the
Merger Agreement, to enter into a binding written agreement concerning a
Superior Proposal (as defined in "-- Acquisition Proposals" below) and the Company notifies Solvay in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice and (C) Solvay does not make, within five calendar days of receipt of the Company's written notification of its intention to enter into such an agreement, an offer to acquire the Shares or the Company for consideration equal to or greater than the fair market value (based, if applicable, on market prices on the business day prior to such offer) of the consideration per Share payable pursuant to such Superior Proposal; or (ii) Solvay shall have breached or failed to perform in any material respect any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Solvay at or prior to the second business day prior to the expiration of the Offer, or any representation or warranty of Solvay set forth in the Merger Agreement shall have been inaccurate or incomplete when made; or (iii) Offeror shall have failed to commence the Offer within five business days of the date of the public announcement by Solvay of the Merger Agreement. The Company has agreed (x) that it will not enter into a binding agreement referred to in clause (d)(i)(B) of the previous sentence until at least the sixth calendar day after it has provided the written notice to Solvay required thereby and (y) to notify Solvay promptly if its intention to enter into a written agreement referred to in such notice shall change at any time after giving such notification.
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     The Merger Agreement provides that if (i)(x) the Offer shall have remained open for a minimum of at least 20 business days, (y) after the date of the Merger Agreement any corporation, partnership, person or other entity or group (as described in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Solvay and Offeror, any affiliate or associate of Solvay and Offeror or any designees of Solvay and Offeror shall have become the beneficial owner of 9.9% or more of the outstanding Shares or shall have publicly announced a proposal or intention to make an Acquisition Proposal or shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 9.9% or more of the outstanding Shares, and (z) the Minimum Condition (as defined in Annex A to the Merger Agreement) shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder or pursuant to the provision of the Merger Agreement summarized in clause (b)(iii) of the immediately preceding paragraph, or (ii) the Merger Agreement is terminated by Solvay pursuant to clause (c) of the immediately preceding paragraph, or (iii) the Merger Agreement is terminated by the Company pursuant to clause (d)(i) of the immediately preceding paragraph, then the Company (p) shall promptly, but in no event later than two days after the date of such termination, pay Solvay a termination fee of $4,000,000, and (q) shall promptly, but in no event later than two calendar days after being notified of such by Solvay, pay all of the charges and expenses incurred by Solvay or Offeror in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1,000,000; provided, however, that no termination fee shall be payable to Solvay by reason of the provision of the Merger Agreement summarized in clause (i) of this paragraph or a termination of this Agreement pursuant to clause (c)(iv) or clause (d)(i) of the immediately preceding paragraph unless and until (I) any person or entity (other than Solvay) (an "Acquiring Party") has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions within 24 months of such termination, a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company or (II) there has been consummated a merger, consolidation or similar business combination between the Company and an Acquiring Party or an affiliate thereof. The Company has acknowledged that the agreements described in this paragraph are an integral part of the transactions contemplated by the Merger Agreement, and that, without such agreements, Solvay and Offeror would not enter into the Merger Agreement; accordingly, if the Company fails to promptly pay the amount due as described in this paragraph, and, in order to obtain such payment, Solvay or Offeror commences a suit that results in a judgment against the Company for the fee described in this paragraph, the Company shall pay to Solvay or Offeror its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

     Adjustments to Prevent Dilution. The Merger Agreement provides that in the event that on or after the date of the Merger Agreement and prior to the Effective Time the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, then the Merger Consideration shall be proportionately adjusted.

     Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

     Treatment of Options. The Merger Agreement provides that prior to the Effective Time the Company shall take such actions as may be necessary such that at the Effective Time each stock option outstanding pursuant to the Company's Stock Plans (as defined in the Merger Agreement) (each, an "Option"), whether or not then exercisable, shall be canceled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash equal to the difference between the Merger Consideration and the exercise price per Share of such Option multiplied by the number of Shares previously subject to such Option (the "Option Consideration"); provided, however, that each Option outstanding as of the date of the Merger Agreement held by any member of the Company's Board of Directors who resigns upon Solvay's request pursuant to the provision described in "-- Composition of the Board of Directors" below shall be deemed to be outstanding at the Effective Time and shall be entitled to be exchanged for the Option Consideration whether or not such Option has terminated as a result of such resignation unless such Option has been exercised or has otherwise

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expired pursuant to the terms of the Option grant prior thereto. The Merger
Agreement also provides that the Surviving Corporation (as defined in the Merger Agreement) shall pay as soon as practicable following the Effective Time the Option Consideration, but in any event within five days following the Effective Time. Pursuant to the Merger Agreement, the cancellation of an Option in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option, and any required consents received from Option holders shall so provide. Pursuant to the cancellation of options, based upon the options outstanding at June 16, 1999 and a $12.00 offer price, a total of approximately $10,913,465 would be paid to optionees, including $3,669,250 to executive officers and $2,496,913 to non-employee directors of the Company.

     Warrants. The Merger Agreement provides that as of the Effective Time, each Warrant that is outstanding at the Effective Time will be exchanged for, and the holders of each such Warrant will be entitled to receive at the Closing (as defined in the Merger Agreement), or thereafter, if necessary, upon surrender of such Warrant for cancellation, cash equal to (a) the product of (i) the excess, if any, of the Merger Consideration over the exercise price of each such Warrant, multiplied by (ii) the number of Shares covered by such Warrant. Solvay and the Company have agreed to take all action necessary to give effect to the provisions described in this paragraph.

     Indemnification of Officers and Directors. The Merger Agreement provides that the Company's Restated Certificate of Incorporation (the "Certificate") shall contain the provisions with respect to indemnification set forth in
Article X of the Certificate on the date of the Merger Agreement and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time. The Merger Agreement also provides that, from and after the Effective Time, Solvay will, to the fullest extent that the Company would have been permitted under Delaware law (and Solvay shall also advance expenses as incurred to the fullest extent permitted under applicable law) and the Certificate in effect on the date of the Merger Agreement to indemnify such person, to indemnify and hold harmless the individual (the "Individual") named by the Company in a disclosure schedule to the Merger Agreement and each present and former director and officer of the Company, determined as of the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person is or was a director or officer of the Company, as the case may be, arising out of matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement (and, in the case of the Individual, without regard to whether the Individual is or was a director or officer of the Company but only in respect of any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of the transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time. The Merger Agreement also provides that, prior to the Effective Time, Solvay shall cause the Company to purchase tail insurance coverage extending the Company's existing officers' and directors' liability insurance for a period of six years after the Effective Time for a premium not to exceed $250,000 in the aggregate.

     Treatment of Employees. The Merger Agreement provides that during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company will continue to be provided with benefits under employee benefit plans (other than plans involving the potential issuance of securities of the Company, any of its subsidiaries or of any of the Solvay Companies) that in the aggregate are substantially comparable to those currently provided by the Company to such employees, provided that employees covered by collective bargaining agreements need not be provided such benefits. The Merger Agreement also provides that, following the Effective Time, Solvay will cause service by employees of the Company to be taken into account for purposes of eligibility to participate and vesting under any benefit plans of Solvay or its subsidiaries (including the Surviving Corporation) which cover such employees, to the same extent such service was counted under a similar plan of the Company and that, from and after the Effective Time, Solvay will (i) cause to be waived any pre-existing condition limitations under benefit plans of Solvay or its subsidiaries in which employees of the Company participate, to the same extent waived under the Company's benefit plans and (ii) cause to be credited any deductibles and out-of-pocket expenses incurred by

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such employees and their beneficiaries and dependents under the Company's benefit plans during the portion of the calendar year prior to their participation in the benefit plans provided by Solvay and its subsidiaries. Solvay will cause the Surviving Corporation to honor all employee benefit obligations to current and former employees of the Company and its subsidiaries under the Compensation and Benefit Plans (as defined in the Merger Agreement) accrued as of the Effective Time and all employee severance plans and all employment or severance agreements set forth by the Company in a disclosure schedule to the Merger Agreement.

     Composition of the Board of Directors. The Merger Agreement provides that, if requested by Solvay, the Company will, subject to compliance with applicable law and promptly following the purchase by Offeror of such number of Shares pursuant to the Offer as satisfies the Minimum Condition, take all actions necessary to cause persons designated by Solvay to become directors of the Company so that the total number of such persons equals not less than the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provision of the Merger Agreement described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror or any affiliate of Offeror bears to the total number of Shares then outstanding. In furtherance thereof, the Company has agreed to increase the size of its Board of Directors, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Solvay's designees to be elected to the Company's Board of Directors, provided that at all times prior to the Effective Time, the Company's Board of Directors shall consist of at least two members who are neither officers nor employees of Solvay. The Company's obligations to appoint designees to the Company's Board of Directors are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Acquisition Proposals. Pursuant to the Merger Agreement, the Company agreed that it, its subsidiaries and its and their respective officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) would immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or more than 9.9% of the equity interest in, the Company or any of its subsidiaries (by direct purchase from the Company, tender or exchange offer or otherwise) or any business combination, merger or similar transaction (including an exchange of stock or assets) with or involving the Company or any of its subsidiaries or any division of the Company or any of its subsidiaries (an "Acquisition Transaction"). The Merger Agreement provides that, except as set forth therein, neither the Company nor any of its subsidiaries, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information or data to, or have any discussions with, any corporation, partnership, person or other entity or group (as described in Section 13(d)(3) of the Exchange Act) other than Solvay and Offeror, any affiliate or associate of Solvay and Offeror or any designees of Solvay and Offeror with respect to any inquiries or the making of any offer or proposal (including, without limitation, any offer or proposal to the stockholders of the Company) concerning an Acquisition Transaction (an "Acquisition Proposal") or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement will prevent either the Company or any of its representatives or the Board of Directors of the Company from (A) complying with Rule 14e-2 promulgated under the Exchange Act with respect to a bona fide written Acquisition Proposal received by the Company on or following the date of the Merger Agreement; (B) providing information in response to a written request therefor by a person or entity which has made a bona fide written Acquisition Proposal received by the Company on or following the date of the Merger
Agreement that was not solicited by the Company or any of its officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company); or (C) engaging in any negotiations or discussions with any person or entity that has made such an Acquisition Proposal concerning such Acquisition Proposal; or (D) subject to complying with the provisions described above in clause (d)(i) of "-- Termination Provisions" above, authorizing the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a Superior Proposal (as defined below), if, and only to the extent that, (I) in each such case referred to in clause (B), (C) or (D) above, the Board of Directors of the Company determines (x) based upon the written, reasoned advice of outside legal counsel to the Company to such effect, that the failure to take such action is
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likely to constitute a breach of the Company's directors' fiduciary duties under applicable law, and (y) based upon the written advice of financial advisors to the Company to the effect that the person or entity making such Acquisition Proposal has the financial ability to consummate such Acquisition Proposal and such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such Acquisition Proposal as to which both of the determinations referred to in subclauses (x) and (y) of this clause (I) have been made being referred to in the Merger Agreement as a "Superior Proposal"), and (II) the Board of Directors of the Company receives from the person or entity making such bona fide written Acquisition Proposal an executed confidentiality agreement the terms of which are (without regard to the terms of such Acquisition Proposal) (A) no less favorable to the Company, and
(B) no less restrictive to the person or entity making such bona fide written Acquisition Proposal than those contained in the Mutual Confidentiality Agreement, effective as of March 4, 1999 (the "Confidentiality Agreement"), between the Company and Solvay. Notwithstanding the proviso to the immediately preceding sentence, (i) no Acquisition Proposal received by the Company on or prior to the date of the Merger Agreement shall be deemed a Superior Proposal unless the purchase price for the Shares to be paid pursuant to any such Acquisition Proposal has been increased by more than a de minimis amount after the date of the Merger Agreement, and (ii) no Acquisition Proposal received by the Company following the date of the Merger Agreement shall be deemed to have been solicited by the Company or any of its officers, directors, employees, representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company) solely by virtue of either or both of the facts that the person or entity making such Acquisition Proposal made an Acquisition Proposal prior to the date of the Merger Agreement (any such Acquisition Proposal made prior to the date of the Merger Agreement, a "Prior Proposal") or the Company or any of its officers, directors, employees, representatives and agents (including, without limitation, any investment banker or attorney retained by the Company) solicited such Acquisition Proposal prior to the date of the Merger Agreement. The Merger Agreement provides that the Company will notify Solvay within 48 hours if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, the Company and shall in such notice indicate the identity of the Offeror and the terms and conditions of any such proposal and thereafter shall keep Solvay informed, on a current basis, of the status and terms of such proposals, providing copies to Solvay of any Acquisition Proposals made in writing. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party and which relates to an Acquisition Proposal or potential Acquisition Proposal. The Company has agreed to take the necessary steps to inform the individuals or entities referred to in the first sentence of this paragraph of the obligations described in this paragraph. The Company has also agreed that it will promptly request each person or entity that has executed a confidentiality agreement prior to the date of the Merger Agreement in connection with an Acquisition Proposal or potential Acquisition Proposal to return all confidential information furnished to such person or entity prior to the date of the Merger Agreement by or on behalf of the Company or any of its subsidiaries.

     Covenants. The Merger Agreement also contains certain other restrictions as to the conduct of business of the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, each stockholder of the Company who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to any appraisal by the Delaware Court of Chancery of the fair value of his Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, assets values and earning capacity.

     Rule 13e-3. Rule 13e-3 under the Exchange Act, which Solvay does not believe would be applicable to the Merger, would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to stockholders of the Company therein, be filed with the SEC and disclosed to stockholders of the Company prior to consummation of the transaction.

     Rights Agreement. Set forth below is an excerpt from the summary description of the Rights as filed with the Company's Registration Statement on Form 8-A, dated June 20, 1997 (the "Form 8-A"), relating to the Rights. Pursuant to the Rights Agreement, the Company's Board of Directors has declared a dividend of one Right to purchase one share of Common Stock for each outstanding share of Common Stock. The dividend was payable on June 24, 1997 to stockholders of record as of the close of business on June 20, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at an exercise price of $50.00 (the "Purchase Price"), subject to adjustment. As discussed below, neither the Merger Agreement nor the consummation of the Offer and the Merger will cause the Rights to become exercisable. The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, which is incorporated herein by reference.

     The Rights will not be exercisable until the Distribution Date (as defined below). Certificates for the Rights ("Rights Certificates") are not sent to stockholders and the Rights attach to and trade only together with the Common Stock. Accordingly, Common Stock certificates outstanding on the Record Date evidenced the Rights related thereto, and Common Stock certificates issued after the Record Date contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights (as described below) being attached thereto, constitutes the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights will separate from the Common Stock, Rights Certificates will be issued, and the Rights will become exercisable upon the earlier of: (i) 10 business days following the first date of public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, after the Record Date beneficial ownership of 15% or more of the outstanding Common Stock in a transaction not approved by the Board of Directors (an "Acquiring Person"), or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock in a transaction not approved by the Board of Directors. The earlier of such dates is referred to as the "Distribution Date." Pursuant to the Rights Agreement, none of Offeror, Solvay or any of their Affiliates (as defined in the Rights Agreement) will become an Acquiring Person as a result of the transactions contemplated by the Merger Agreement, nor will a Distribution Date occur as a result of such transactions.

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Stock issued prior to the Distribution date will be issued with Rights. Common Stock issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of any convertible securities issued after the adoption of the Rights Agreement, or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Stock issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) June 16, 2007 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired stock pursuant to a transaction approved by the Board of Directors.

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $50.00 per Right, one share of Common Stock. In the event that the Company does not have sufficient Common Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interest of Rights holders, the Company may instead substitute cash, assets, or other securities for the Common Stock for which the Rights would have been exercisable under this provision or as described below.

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Common Stock then outstanding (other than pursuant to a transaction approved by the Board of Directors), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event described above until such time as the Rights are no longer redeemable by the Company as set forth below.

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

     At any time after any Person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

     At any time on or prior to the close of business on the earlier of (i) the 10th business day following the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Notwithstanding the foregoing, the Company may not redeem the Rights within 90 days after the date of election of any new directors to the Company's Board when new directors shall comprise the majority of members thereof.

     The Purchase Price payable, the number of Rights, and the number of shares of Common Stock or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in connection with dilutive issuances by the Company as set forth in the Rights Agreement.

     No fractional shares of Common Stock will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemptions shall be made at such time as the Rights are not redeemable.

     The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of a coercive attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board of Directors to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their stock.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within 10 business days (or such later date as may be determined by a majority of the Board of Directors) after the accumulation of 15% or more of the Company's stock by a single acquirer or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's stock is presently traded. The Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by corporate takeovers.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed coercive and undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     On June 11, 1999, the Company executed the Rights Amendment which provides that (x) the announcement, commencement or consummation of the Offer or the execution, delivery or performance of the Merger Agreement (or any amendment thereto in accordance with the terms thereof) or the consummation of the transactions contemplated thereby (including, without limitation, the Offer and the Merger) will not cause (i) Offeror, Solvay or any Affiliate (as defined in the Rights Agreement) of Offeror or Solvay to be or become an Acquiring Person (as defined in the Rights Agreement), (ii) a Distribution Date, a Stock Acquisition Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur or (iii) the provisions of Section 11 or Section 13 of the Rights Agreement to be applicable or triggered.

     A copy of the original Rights Agreement, dated as of June 16, 1997, including the form of Rights Certificate and the Summary of Rights, attached thereto as Exhibits A and B, respectively, is filed as an Exhibit to the Current Report on Form 8-K of the Company dated June 20, 1997 and is incorporated herein by reference. A copy of the Rights Amendment is filed as Exhibit 7 hereto. A copy of the Rights Agreement is available to stockholders free of charge from the Company.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of, any tendered Shares, or may, in its sole discretion, subject to the Merger Agreement, terminate or amend the Offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer, (x) a number of Shares which, together with any Shares owned by Solvay, Offeror and the Solvay Companies, constitutes more than 50% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization or consent of any Governmental Entity shall not have been obtained on terms satisfactory to Solvay in its reasonable discretion, or (ii) on or after June 11, 1999, and at or before the time of acceptance for payment for any of such Shares, any of the following events shall occur:

          (a) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. or the Nasdaq Stock Market's National Market System or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States (other than any declaration of war resulting from the current conflict in Yugoslavia), (iv) any limitation (whether or not mandatory) by any Governmental Entity, on, or any other event which might affect, the extension of credit by banks or other lending institutions, or
     (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Agreement, or any representation or warranty of the Company set forth in the Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

          (c) there shall have been threatened or instituted or be pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action") before any court or other Governmental Entity by any Governmental Entity or by any other Person, domestic or foreign: (i) challenging the acquisition by Solvay or Offeror of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger or other subsequent business combination, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger or other subsequent business combination; (ii) seeking to prohibit, or impose any material limitations on, Solvay's or Offeror's ownership or operation of all or any portion of their or the Company's business or assets (including the business or assets of their respective affiliates), or to compel Solvay or Offeror to dispose of or hold separate all or any portion of Solvay's or Offeror's or the Company's business or assets (including the business or assets of their respective affiliates) as a result of the transactions contemplated by the Offer or the Merger or other subsequent business combination; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Offeror unable to, or result in a delay in, or restrict, the ability of Offeror to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Solvay or Offeror effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; (v) seeking to impose material restrictions on Solvay or the Company in connection with consummation of the Merger or with respect to their business operations, either prior to or subsequent to the Merger; (vi) in connection with which there is filed on or subsequent to the date of the Merger Agreement any motion, order to show cause or other request for relief seeking to impose, create, place or construe any lien, claim, charge, security interest, constructive trust, restriction, covenant or other encumbrance of any kind on, or with respect to, a material number of Shares or any securities of the Surviving Corporation, or in connection with which Solvay, Offeror, the Company or any of their respective affiliates (other than nonemployee directors of the Company) shall have received a notice, claim or demand on or subsequent to the date of the Merger Agreement; or (vii) that, in any event, in the sole judgment of Solvay, is reasonably likely to have a Material Adverse Effect or a material adverse effect on the business, properties, results of operation or financial condition of Solvay (or any of its affiliates);

          (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed by a Governmental Entity or become applicable to the Offer or the Merger or other subsequent business combination, or any Action shall be instituted or pending brought by any person or entity not on behalf of a Governmental Entity, or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity other than the application to the Offer or the Merger or other subsequent business combination of waiting periods under the HSR Act, that, in the sole judgment of Solvay, is reasonably likely, directly or indirectly, to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through
     (vii) of paragraph (c) above;

          (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another corporation, partnership, person, other entity or group (as described in Section 13(d)(3) of the Exchange Act) other than Solvay or Offeror or any of their respective subsidiaries or affiliates (collectively, a "Person"), including the Company and its subsidiaries, or it shall have been publicly disclosed or Solvay shall have learned that (i) any Person (including the Company and its subsidiaries) shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 9.9% of any class or series of capital stock of the Company (including the Shares); or (ii) any Person shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for 9.9% or more of the outstanding Shares or a merger, consolidation or other business combination with or involving the Company;

          (f) there shall have occurred a Material Adverse Effect or any event or occurrence, or series of events or occurrences that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect;

          (g) the Board of Directors of the Company (or any committee thereof) shall have amended, modified or withdrawn in a manner adverse to Solvay or Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger, or, upon request by Solvay or Offeror, shall have failed to publicly reaffirm such approval or recommendation within ten business days of such request by Solvay or Offeror, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing;

          (h) all Shares of which any member of the Company's Board of Directors, or any trust with which any such member or such member's spouse is affiliated, is a record holder or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) as of June 4, 1999 shall not have been validly tendered into the Offer prior to the seventeenth business day following the Commencement Date, or any such Shares shall have been withdrawn from the Offer; or

          (i) the Merger Agreement shall have been terminated by the Company or Solvay or Offeror in accordance with its terms or Solvay or Offeror shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which, in the sole judgment of Solvay and Offeror, in any such case, and regardless of the circumstances (including any action or inaction by Solvay or Offeror) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions other than the Minimum Condition are for the sole benefit of Solvay and Offeror and may be asserted by Solvay or Offeror regardless of the circumstances (including any action or inaction by Solvay or Offeror not in violation of the Merger Agreement) giving rise to such condition or may be waived (other than the Minimum Condition) by Solvay or Offeror, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

     Employment Agreements. Dr. Robert E. Dudley is employed by the Company under an Employment Agreement dated as of February 4, 1999 (the "Dudley Employment Agreement"). Because the Merger will constitute a Change of Control (as defined in the Dudley Employment Agreement), if Dr. Dudley is terminated without cause within 12 months after the Effective Time, Dr. Dudley will be entitled to receive a severance package consisting of (i) a lump-sum payment equal to two times his then current base salary (currently $225,000); (ii) a per diem share of the bonus he was awarded the prior year; and (iii) continuation of his health benefits.

     Mr. David E. Riggs is employed by the Company under an Employment Agreement dated as of February 19, 1999 (the "Riggs Employment Agreement"). Because the Merger will constitute a Change of Control (as defined in the Riggs Employment Agreement), if Mr. Riggs is terminated without cause within 12 months after the Effective Time, Mr. Riggs will be entitled to receive a severance package consisting of (i) a lump-sum payment equal to two times his then current base salary (currently $175,000); (ii) a per diem share of the bonus he was awarded the prior year; and (iii) continuation of his health benefits.

     Vesting of Stock Options. All of the outstanding stock options to purchase Shares granted by the Company under the Unimed Pharmaceuticals, Inc. 1991 Stock Option Plan and the Unimed Pharmaceuticals, Inc. 1998 Long-Term Incentive Plan (collectively, the "Plans") immediately vest and become exercisable upon a "change of control." Pursuant to the Plans, as a result of the Transaction, the options covered by the Plans will immediately vest and become exercisable and each individual will receive the difference between $12.00 per share and the exercise price times the number of options held and will be cashed out in the Merger. The Plans are filed as Exhibits 8 and 10, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

     Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Solvay or its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY. The Board of Directors recommends that all holders of Shares accept the Offer and immediately tender their Shares pursuant to the Offer. Dr. John N. Kapoor, Chairman of the Board of Directors of the Company and the single greatest holder of Shares, has executed a letter confirming that he will, subject to his fiduciary duties as a trustee of certain trusts holding Shares, tender all Shares that he owns either directly or beneficially to Offeror. The Board of Directors has resolved that all directors intend to tender the Shares that they own directly or beneficially to Offeror and the Company expects that all directors will tender their Shares to Offeror.

     (b) (i) Background

     In October 1998, Dr. John N. Kapoor, Chairman of the Board of Directors of the Company, discussed with Dr. Ronald L. Goode, the then President and Chief Executive Officer of the Company, a possible combination among the Company and two other companies of which Dr. Kapoor is also the Chairman of the Board of Directors and the single greatest stockholder (individually, a "Kapoor Affiliate" and collectively, the "Kapoor Affiliates"). In an informal telephonic meeting of the Board members, on October 9, 1998, Dr. Kapoor raised the possibility of a business combination among the Company and the Kapoor Affiliates. On December 16, 1998, Dr. Kapoor proposed to the Board that the Company explore a business combination among the Company and the Kapoor Affiliates. The goal of the business combination proposed by Dr. Kapoor was to increase the market capitalization of the combined enterprises, attract institutional investors, enhance a pipeline of products and cash, and improve liquidity for stockholders of the Kapoor Affiliates and the

Company. Dr. Kapoor noted his affiliation with these companies and accordingly, the Board established a Special Committee of independent directors for the purpose of making a report and recommendation to the Board of Directors on Dr. Kapoor's proposal. Directors Roland Weiser, James J. Lempenau and Gilbert F. Dwyer were elected to serve as members of the Special Committee, with Mr. Weiser designated as the Chairman of the Special Committee. The Board also named the Chief Executive Officer an ex-officio member of the Special Committee.

     In January 1999, the Special Committee engaged Duff & Phelps, LLC ("Duff & Phelps") to act as a consultant to the Special Committee in its review of the proposed business combination among the Company and the Kapoor Affiliates. On February 3, 1999, the Board of Directors met to receive a report of the Special Committee. Based on the preliminary conclusions of Duff & Phelps, the Special Committee determined that the proposed business combination could be of benefit to the Company and should be further explored. Duff & Phelps also presented preliminary valuations of the Company and the Kapoor Affiliates. Counsel for the Company reviewed the various legal responsibilities associated with considering a business combination and specifically reviewed the fiduciary duties of the directors in connection with consideration of a business combination involving affiliates of a board member. The Board also discussed the possibility of alternative transactions being presented to the Company. The Board authorized the Special Committee to consider the proposed business combination among the Company and the Kapoor Affiliates and any other bona fide alternative transactions that may be presented to the Company, and to make definitive recommendations with respect to such transactions to the Board of Directors. The Board also authorized the Chief Executive Officer of the Company to represent the Company in connection with any business combination, including the proposed transaction among the Company and the Kapoor Affiliates.

     On February 4, 1999, Dr. Robert E. Dudley was appointed to the position of President and Chief Executive Officer of the Company and elected to the Board of Directors of the Company.

     On February 16, 1999, David A. Dodd, President and Chief Executive Officer of Solvay met with Dr. Dudley and David E. Riggs, Senior Vice President and Chief Financial Officer of the Company. Mr. Dodd presented an overview of Solvay and stated that Solvay was interested in acquiring the Company. Mr. Dodd explained Solvay's desire to acquire a company with an existing sales and marketing force to introduce new products of Solvay. Mr. Dodd stated that Solvay wanted to further develop existing Company products, develop and market new products, retain the Company as an independent subsidiary in its present location, retain existing management, and potentially market the Company's products in Europe through its parent company in Belgium, Solvay, S.A. Dr. Dudley later reported the meeting to the Special Committee.

     On February 23, 1999, the members of the Special Committee, along with Dr. Dudley, met with representatives of Solvay. The representatives of Solvay stated that they were in the process of performing an evaluation of the Company and identified several appealing features of the Company, including the infrastructure, the strategic advantage of having a separate entity, existing management, existing sales and marketing capability and existing products in late-stage clinical development. Immediately following the meeting, Dr. Dudley and the Special Committee met with counsel and a representative of Duff & Phelps to consider the viability of Solvay's overture. The Special Committee then instructed Dr. Dudley to advise Solvay that the Company was interested in pursuing further discussions regarding the proposed transaction.

     On February 26, 1999, Dr. Kapoor was contacted by another third party which expressed an interest in merging with the Company. Although Dr. Dudley followed up promptly by speaking with the president of such third party, ultimately the third party declined to pursue the proposed transaction with the Company.

     The Company entered into a confidentiality agreement with Solvay on March 4, 1999. On March 4, 1999, the Company, acting through the Special Committee, expanded the engagement of Duff & Phelps to include an evaluation of alternative transactions, in addition to the proposed combination among the Company and the Kapoor Affiliates. On March 5, 1999, Dr. Dudley received a telephone call from Robert A. Solheim, Vice President, Finance & Administration of Solvay stating that Solvay was seriously interested in pursuing a transaction to purchase the Company and that Solvay had arrived at an initial valuation of the Company of $10.00 to $12.00 per Share, on a fully diluted basis. Mr. Solheim noted that this proposal was subject to further due diligence on the Company. On March 4, 1999, the closing price per Share was $4.875.

     On March 7, 1999, the Special Committee, along with Dr. Dudley, met and agreed to evaluate all strategic alternatives on a parallel basis. Toward that end, Dr. Dudley requested information from the Kapoor Affiliates regarding their proposal to merge with the Company. On March 12, 1999, representatives of Solvay came to Chicago to continue their due diligence review of the Company. On March 14, 1999, the Special Committee was advised by Dr. Dudley that representatives of Solvay were continuing their review of the Company and continued to be interested in a transaction with the Company.

     On March 15, 1999, the president of a Kapoor Affiliate (the "Affiliate President") called Dr. Dudley to discuss the proposed business combination among the Company and the Kapoor Affiliates. Affiliate President explained that in the proposed transaction, the Kapoor Affiliates would contribute cash, early stage products and manufacturing capabilities, and the Company would contribute its existing sales, marketing and clinical development infrastructure. Affiliate President stated that the interests of the stockholders of the Company and the Kapoor Affiliates in the combined entity would be based on the market capitalizations of the three companies at some specified point in time. Accordingly, no premium would be paid to the stockholders of the Company or the Kapoor Affiliates and the proportionate interest of the Company's stockholders in the combined entity would be approximately 20%. Affiliate President also suggested that the board of directors of the combined entity would be composed of individuals from the boards of each of the Company and the Kapoor Affiliates.

     At a meeting of the Board on March 16, 1999, Dr. Kapoor revisited his reasons for proposing a business combination among the Company and the Kapoor Affiliates. The directors agreed that the Special Committee, together with its independent consultants and counsel, would consider the proposal for a business combination with the Kapoor Affiliates and any other alternatives that may properly come before the Special Committee. The Special Committee would then make a definitive recommendation with respect to alternative transactions to the Board of Directors.

     On March 19, 1999, Mr. Dodd spoke with Dr. Dudley and expressed Solvay's continued interest in pursuing a business transaction with the Company. Mr. Dodd stated that Solvay was to submit a proposal to its parent company in Belgium on March 23, 1999.

     On March 26, 1999, Affiliate President submitted a written proposal to the Company regarding a proposed business combination among the Company and the Kapoor Affiliates. The proposal provided for a merger or consolidation of the Company with the Kapoor Affiliates. The proposal provided that the purchase price would be based on the relative market value of the outstanding common stock of each of the combining companies, which relative market value would be determined by the average of such values for some period of time prior to consummation of the merger or consolidation. The purchase price would be paid in shares of the surviving company's common stock. The proposal also stated that the initial board of directors of the surviving corporation would be composed of an equal number of members designated by each of the constituent corporations. The proposal was subject to completion of due diligence on the Company and certain other conditions. Affiliate President also requested that the Company enter into a 45 day exclusive period during which the Company would not discuss or negotiate any other potential business combination. In a letter dated March 26, 1999, Dr. Dudley responded that the Company was interested in continuing its evaluation of the merits of a potential transaction among the Company and the Kapoor Affiliates. However, Dr. Dudley advised Affiliate President that the Company would not enter into an exclusivity agreement with respect to discussions and negotiations regarding potential business combinations.

     On April 1, 1999, Mr. Dodd wrote to Dr. Dudley stating that Solvay was prepared to make a cash offer for the outstanding Shares at a price of $9.50 per Share. On March 31, 1999, the closing price per Share was $5.375. Mr. Dodd's letter also stated that Solvay would be able to finance a transaction through internal funds so that there would be no financing uncertainty. Additionally, Mr. Dodd's letter stated that Solvay viewed the Company's personnel as key to the success of any transaction and would endeavor to keep them with the Company following any acquisition. Mr. Dodd also contacted Dr. Dudley by telephone to explain the basis for the Offer.

     On April 5, 1999, Affiliate President and Dr. Dudley spoke by telephone. Affiliate President again stated his interest in a business combination involving the Company and the Kapoor Affiliates. Dr. Dudley met with

Affiliate President on April 7, 1999 and explained that the concept of putting the Company and the Kapoor Affiliates together based on their current valuation was not acceptable to the Company. Dr. Dudley also advised Affiliate President that the Company had received a cash offer at a level representing a substantial premium to its current market valuation. Dr. Dudley advised Affiliate President that a merger among the companies at no premium to current value was not competitive.

     On April 12, 1999, Dr. Dudley and a representative of Duff & Phelps met at Solvay's headquarters with Mr. Dodd, Mr. Solheim, Dr. Harold Schlevin, Mr. Jeffrey D. Linton and Mr. Joseph Feldhouse of Solvay and Mr. Phil Uhrhan, chief financial officer of Solvay America, Inc. Dr. Dudley explained the basis for a significantly higher valuation of the Company than the price offered by Solvay and advised Solvay's representatives that the Company had been presented with a serious alternative proposal.

     Dr. Dudley and Affiliate President spoke on April 13, 1999, regarding the proposed combination among the Company and the Kapoor Affiliates and discussed the possibility of offering a premium above the Company's then current per Share price.

     On April 15, 1999, Mr. Solheim called Dr. Dudley to provide an update regarding Solvay's internal discussions regarding an acquisition of the Company. Mr. Solheim assured Dr. Dudley that there continued to be great enthusiasm about the proposed acquisition of the Company and that Solvay's senior management and parent company in Belgium were supportive of the transaction. Mr. Solheim informed Dr. Dudley that a new offer would be forthcoming.

     On April 16, 1999, the investment bankers representing one of the Kapoor Affiliates orally presented an offer to the Company of stock in the combined corporation representing a premium of approximately 30% above the $5.75 closing price of the Shares on April 15, 1999 (which would be approximately $7.50 per Share). On April 19, 1999, Affiliate President spoke with Dr. Dudley regarding the oral offer presented by the Kapoor Affiliate's investment bankers. Affiliate President asked Dr. Dudley to seriously consider the offer and to respond to the offer by Friday, April 23, 1999. Representatives of Duff & Phelps contacted Affiliate President and requested a written proposal from the Kapoor Affiliates based on the offer presented on April 16, 1999 and asked for clarification as to whether or not both Kapoor Affiliates had agreed to be a part of the proposed business combination. However, on April 20, 1999, Affiliate President wrote to Dr. Dudley stating that the Kapoor Affiliate had decided not to move forward with the proposal previously provided to the Company and that such proposal was withdrawn. On April 20, 1999, Dr. Kapoor advised Dr. Dudley of his great disappointment that a business combination with the Kapoor Affiliates could not be consummated. On April 21, 1999, Affiliate President talked with Dr. Dudley and explained why the Kapoor Affiliate had withdrawn the offer. Affiliate President stated that apparently the timing was not good for the proposed deal and that it appeared that the deal was too complex and would take too long for all three parties to reach consensus. Affiliate President also stated that it was the feeling of the Board of the Kapoor Affiliate that there was no reason for any premium to be paid beyond the written offer made on March 26, 1999.

     On April 23, 1999, Mr. Dodd wrote to Dr. Dudley to update him on Solvay's interest in acquiring the Company and to amend the prior offer. Based on the additional information presented to Solvay and further analysis of the Company, Mr. Dodd's letter stated that Solvay was prepared to make a cash offer at $11.25 per Share. On April 24, 1999, the Special Committee held a telephonic meeting for the purpose of considering Solvay's offer. Dr. Dudley described in detail the terms and conditions of the offer and briefly outlined the background that led to Solvay's offer. A representative of Duff & Phelps then discussed the valuation of the offer, noting the offer represented a significant premium to the $6.875 closing price per Share on April 23, 1999 and that the multiples represented by the offer exceeded industry median multiples. The strategic fit of the Company with Solvay was also noted. The Special Committee then engaged in discussions regarding Solvay's offer. The Special Committee acknowledged the significant premium offered by Solvay, the strategic motivation of Solvay and the expressed desire of Solvay to continue to operate the Company as a separate subsidiary. The meeting was then adjourned and reconvened by telephone on April 26, 1999 in order to continue discussions regarding the offer. The Special Committee also discussed the fiduciary duties of the Board in connection with considering the offer. Finally, the Special Committee determined to recommend to the Board of Directors that the Company negotiate a definitive agreement with Solvay for the sale of all of the Shares at a price of $11.25 or higher in cash.

     On April 28 and 29, 1999, the Board of Directors of the Company met to consider Solvay's offer. Mr. Weiser, as Chairman of the Special Committee, reviewed the offer and reported on the proceedings of the Special Committee. Mr. Weiser reported the recommendation of the Special Committee to negotiate an agreement for the sale of all of the Shares at $11.25 or higher. Mr. Weiser also described the significant premium offered, the strategic motivation of Solvay and the expressed desire of Solvay to continue to operate the Company as a separate subsidiary. Dr. Kapoor then expressed his disappointment that the proposed business combination between the Company and the Kapoor Affiliates had been withdrawn. A representative of Duff & Phelps then made a financial presentation to the Board regarding the Solvay offer, which included an evaluation of the proposed (and withdrawn) transaction with the Kapoor Affiliates and an analysis of the Company continuing as an independent niche pharmaceutical company. Counsel to the Company advised the members of the Board of their fiduciary obligations in considering a potential business combination transaction. The Board then discussed Solvay's offer of $11.25 per Share. On April 27, 1999, the closing price per Share was $7.625.

     Dr. Kapoor suggested that the Board establish a process for the Company to solicit and consider alternatives to the Solvay offer. The Board then discussed engaging an investment banker with particular expertise in the pharmaceutical industry to assist the Company in considering alternatives to the Solvay offer. At 8:15 p.m., the meeting was then recessed. On April 29, 1999, the Board meeting was reconvened. Dr. Dudley presented the history of the discussions with Solvay and the members of the Board continued to discuss the Solvay offer. The Board also further considered the engagement of an investment banking firm to assist the Company by conducting a market check and bringing to the Board alternative opportunities should such opportunities occur as a result of the market check. Following those discussions, the Board of Directors unanimously resolved to negotiate a definitive agreement with Solvay at a price of $11.25 per Share or higher and to engage an investment banking firm to assist the Company in considering alternative opportunities. A new special committee comprising Dr. Dudley, Mr. Dwyer and Dr. Shah was impaneled to interview and recommend an investment banker for the Company.

     The Board of Directors met again on May 6, 1999 to authorize the Company to engage Hambrecht & Quist LLC ("Hambrecht & Quist") to assist the Board in conducting a market check and to consider potential transactions as an alternative to the Offer should such alternatives arise. During the next several days, telephone conversations took place between Dr. Dudley and representatives of Solvay in which Solvay continued to express interest in acquiring the Company. Solvay also dispatched a team to the Company's offices to continue its due diligence review of the Company. During this period, Dr. Dudley, along with representatives of Hambrecht and Quist, met with other parties that expressed interest in discussing a potential business combination with the Company.

     On May 25, 1999, Solvay provided the Company with an initial draft of an agreement and plan of merger. On May 26, 1999, Dr. Dudley received a letter from Mr. Dodd stating Solvay's continued interest in acquiring the Company and that Solvay was prepared to make a cash offer for the outstanding Shares at a price of $12.00 per Share. Mr. Dodd's letter stated that this would be the final indication of interest from Solvay. Mr. Dodd also requested that the Company not engage in discussions with other entities regarding a possible combination. Mr. Dodd's letter further stated that a response from the Company was required by May 28, 1999.

     On May 28, 1999, the Board of Directors met to consider the revised and final offer by Solvay. A representative of Hambrecht & Quist stated that approximately 15 selected companies had been contacted to discern their level of interest in pursuing a transaction with the Company. Two companies expressed serious interest, but were unwilling to provide the Company with any written proposal. It was also noted that these companies would need to conduct further due diligence on the Company before a definitive written proposal could be submitted to the Company. The representative of Hambrecht & Quist also presented a valuation analysis of the Company, including trading multiples, merger and acquisition premiums, comparable transactions and product acquisition multiples, all of which supported the fairness of Solvay's offer. The Board discussed the Solvay offer. On May 27, 1999, the closing price per Share was $9.00. After extensive consideration, the Board unanimously decided to accept Solvay's offer for the acquisition of all of the outstanding Shares of the Company at a price of $12.00 per Share, subject to the negotiation and execution of a definitive agreement and plan of merger. On May 28, 1999, Dr. Dudley wrote to Mr. Dodd advising him that the Board of Directors had unanimously authorized the acceptance of the offer and the negotiation of a definitive acquisition agreement. In Dr. Dudley's letter, he also agreed not to engage in discussions with other entities regarding possible combinations until June 7, 1999. As a result of unexplained increased trading volume in its Shares, on May 28, 1999, the Company announced that it was actively engaged in negotiations with an unnamed third party for the sale of all of the outstanding Shares.

     During the next week, representatives of the Company and Solvay and their counsel negotiated the terms of the Merger Agreement. On June 4, 1999, the Board of Directors of the Company again met to discuss the Solvay offer. Dr. Dudley reviewed the status of negotiations with Solvay. Counsel to the Company advised the Board that Solvay's parent company in Belgium had approved the proposed business combination. Counsel to the Company also discussed the timing of the offer. A representative of Hambrecht & Quist then made a financial presentation and delivered to the Board its oral opinion as to the fairness, from a financial point of view, of the $12.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Solvay and its affiliates). The representative of Hambrecht & Quist also stated that since the Company's press release on May 28, 1999, no further expressions of interest regarding possible transactions with the Company had been received. The Company's counsel reviewed the terms of the Merger Agreement and the conditions to Solvay's obligation to complete the acquisition. Counsel to the Company also reminded the Board members of their fiduciary duties as previously described in prior meetings. The Board then asked senior management and the advisors a number of questions regarding the terms, conditions and timing of the proposed transaction. On June 3, 1999, the closing price per Share was $9.813. After a discussion, the Board of Directors unanimously approved, among other things, the Merger Agreement and the transactions contemplated thereby. The Board of Directors also adopted a resolution stating that all directors of the Company intend to tender pursuant to the Offer, at a price of $12.00 per Share in cash, all of the Shares that they own of record or beneficially.

     During the course of the following week, representatives of the Company and Solvay and their counsel finalized the Merger Agreement. Additionally, on June 8, 1999, Dr. Kapoor delivered a letter to Mr. Dodd confirming that Dr. Kapoor will, subject to his fiduciary duties as a trustee of certain trusts holding Shares, tender all Shares that he owns either directly or beneficially at a price of $12.00 per Share on the announcement of the Offer. Furthermore, on June 8, 1999, the Board of Directors adopted certain resolutions amending the Rights Agreement in order to clarify that the provisions of the Rights Agreement do not apply to the Offer.

     The Merger Agreement was then executed and publicly announced on June 11, 1999, pursuant to a press release, a copy of which is attached hereto as Exhibit 14.

     On June 17, 1999, Solvay and the Offeror commenced the Offer.

     (b) (ii) Reasons for the Recommendations

     Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board held meetings at which the Transaction was considered beginning on April 28, 1999 and continuing on April 29, May 6 and 28, and June 4, 1999. At these meetings, the Board considered presentations from and reviewed the terms and conditions of the Transaction with the Special Committee, executive officers of the Company and the Company's legal and financial advisors. At the May 28, 1999 meeting, the Board directed Dr. Dudley to continue negotiations with Solvay and to attempt to finalize the Merger. At the June 4, 1999 meeting, the Board received final reports from senior management and its legal and financial advisers and approved the Merger Agreement. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of the Company considered a number of factors including, the following:

     (A)The consideration to be paid in the Offer and the Merger, and, in particular, the fact that the $12.00 per Share to be received by the Company's stockholders in the Offer and the Merger represents an approximate 45% premium over the average closing stock price per Share for the five trading days before the Company's press release on May 28, 1999 announcing that it was engaged in sale negotiations, an approximate 33% premium over the closing stock price per Share on May 27, 1999, the day before the Company's announcement, and an approximate 22% premium over the closing stock price per Share on June 3, 1999, the day before the Board of Directors approved the Merger Agreement;

     (B)The Company's financial condition, results of operations, assets, liabilities, liquidity, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in the Company's business in each case on a historical, current and prospective basis. The Board of Directors determined that in its view, the acquisition of the Company by Solvay presented the best means of achieving the greatest value for holders of its Shares;

     (C)The strategic fit of the Company into the future plans of Solvay. Solvay desires to acquire a Company with a marketing structure in place in order to begin marketing a new product. Solvay is also interested in continuing the development and marketing of the Company's existing products and indicated that its European sales force may be able to expand the market for the Company's products.

     (D)Solvay's intent that after the Merger, the Company would operate as a separate subsidiary of Solvay;

     (E)Analysis of the future prospects of the Company on a stand alone basis;

     (F)The historical and recent market prices for the Shares and potential future share prices;

     (G)The process undertaken by the Company and Hambrecht & Quist to solicit third party indications of interest in the possible acquisition of, or business combination with, the Company.

     (H)The opinions of Hambrecht & Quist and Duff & Phelps, each dated June 4, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the $12.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Solvay and its affiliates) was fair, from a financial point of view, to such holders. The full text of Hambrecht & Quist's written opinion and Duff & Phelps' written opinion, each dated June 4, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Hambrecht & Quist and Duff & Phelps, is attached hereto as Annex B and Annex C, respectively, and is incorporated herein by reference. These opinions are directed only to the fairness, from a financial point of view, of the $12.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Solvay and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINIONS CAREFULLY IN THEIR ENTIRETY;

     (I)The availability of appraisal rights under Section 262 of the DGCL;

     (J)The terms and conditions of the Merger Agreement, including provisions that (a) although prohibiting the Company and its representatives from soliciting or initiating submissions of Acquisition Proposals (as defined in the Merger Agreement), permit the Company and its representatives to provide information to, negotiate and engage in discussions with, any third party in response to unsolicited proposals, to the extent the Board determines based on the written opinion of its outside legal counsel and the written advice of its financial advisors that such unsolicited proposal would be a Superior Proposal (as defined in the Merger Agreement) and (b) permit the Company to terminate the Merger Agreement to accept a Superior Proposal, subject to (i) allowing Solvay to make an offer to acquire the Shares for consideration equal to or greater than the Superior Proposal and (ii) payment of a termination fee of $4,000,000 plus expenses of Solvay and Offeror not to exceed $1,000,000;

     (K)The proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition was not consummated; and

     (L)The recommendation of the Company's management with respect to the proposed transaction.

     The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transaction, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained each of Hambrecht & Quist and Duff & Phelps (together, the "Financial Advisors") to act as its financial advisors in connection with the proposed Offer and Merger. Pursuant to the terms of Hambrecht & Quist's engagement, the Company has agreed to pay Hambrecht & Quist an aggregate financial advisory fee of approximately $700,000, which amount includes a percentage of the aggregate consideration payable in the Offer and the Merger in excess of $11.25 per Share. Pursuant to the terms of Duff & Phelps' engagement, the Company has agreed to pay Duff & Phelps an aggregate financial advisory fee of $475,000. The Company also has agreed to reimburse each of the Financial Advisors for travel and other reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify each of the Financial Advisors and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisors' engagement. In the ordinary course of business, Hambrecht & Quist and its affiliates may actively trade or hold the securities of the Company and Solvay for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, other than the transactions disclosed in this Item 6, no transactions in Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

     On April 29, 1999, the Company made its annual grant of options (at an exercise price of $7.875) to purchase 9,000 Shares to Mr. Lempenau; 9,000 Shares to Mr. Dwyer; 8,500 Shares to Mr. Weiser; 7,500 Shares to Dr. Shah; and 7,500 Shares to Dr. Goode. On May 5, 1999, Dr. Goode exercised an option to purchase 124,773 Shares at an exercise price of $5.875. All of the aforementioned option grants were made under the Company's 1998 Long-Term Incentive Plan.

     (b) To the best of the Company's knowledge, all of its executive officers and directors who own Shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons. Dr. Kapoor, the single largest holder of Shares, has executed a letter confirming that he will, subject to his fiduciary duties as a trustee of certain trusts holding Shares, tender all Shares that he owns either directly or beneficially to Offeror. Additionally, the Board of Directors has resolved that all directors intend to tender the Shares that they own directly or beneficially to Offeror.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Section 203. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Offeror's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the related transactions.

     Antitrust

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Offeror pursuant to the Offer is subject to such requirements.

     The parties intend, on or as soon as reasonably practicable following the date hereof, to file with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing by Solvay. Pursuant to the HSR Act, Solvay intends to request early termination of the waiting period applicable to the Offer. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Solvay, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Solvay with such request. Thereafter, the waiting period could be extended only by agreement or by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

     The Antitrust Division and the FTC frequently scrutinize the legality of transactions under U.S. antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Offeror or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
     1       Agreement and Plan of Merger dated as of June 11, 1999 among
             Solvay Pharmaceuticals, Inc., Utah Acquisition Corporation
             and Unimed Pharmaceuticals, Inc.
     2       Employment Agreement between Unimed Pharmaceuticals, Inc.
             and Robert E. Dudley, dated February 4, 1999, incorporated by reference to Exhibit 10-N to the Annual Report on Form
             10-K for the year ended December 31, 1998 (the "1998 10-K").
     3       Employment Agreement between Unimed Pharmaceuticals, Inc.
             and David E. Riggs, dated February 19, 1999, incorporated by reference to Exhibit 10-V to the 1998 10-K.
     4       Stock Purchase Agreement between the John N. Kapoor Trust
             and Unimed, Inc. (a predecessor of Unimed Pharmaceuticals,
             Inc.), dated February 15, 1991, incorporated by reference to
             Exhibit 4-D to Post-Effective Amendment No. 3 to
             Registration Statement No. 33-10975.
     5       Stock Registration Rights Agreement between the John N.
             Kapoor Trust and Unimed Pharmaceuticals, Inc., dated March
             27, 1991, incorporated by reference to Post-Effective
             Amendment No. 3 to Registration Statement No. 33-10975.
     6       Rights Agreement between Harris Trust and Savings Bank and
             Unimed Pharmaceuticals, Inc. including Form of Rights
             Certificate and Summary of Rights attached thereto as
             Exhibits A and B, dated June 16, 1997, incorporated by
             reference to Exhibit 4.1 to Current Report on Form 8-K dated
             June 20, 1997.
     7       Amendment No. 1 to Rights Agreement between Unimed
             Pharmaceuticals, Inc. and Harris Trust Savings Bank dated as of June 11, 1999.
     8       Unimed Pharmaceuticals, Inc. 1991 Stock Option Plan, as
             amended through May 2, 1996, incorporated by reference to
             Exhibit 10-K to the Annual Report on Form 10-K for the
             fiscal year ended December 31, 1996.
     9       Amendment to 1991 Stock Option Plan adopted May 26, 1998,
             incorporated by reference to Appendix B to the Proxy
             Statement for the 1998 Annual Meeting of the Stockholders
             filed on April 29, 1998 (the "1998 Proxy").
    10       1998 Long-Term Incentive Plan, incorporated by reference to
             Appendix A to the 1998 Proxy.
    11       Consulting Agreement between E.J. Financial Enterprises,
             Inc. and Unimed, Inc. (a predecessor of Unimed
             Pharmaceuticals, Inc.), dated July 23, 1996, incorporated by reference to Exhibit 10-S to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
    12       Stock Option Agreement between John N. Kapoor and Unimed
             Pharmaceuticals, Inc., dated August 7, 1992.
    13       Press Release of Unimed Pharmaceuticals, Inc. issued May 28,
             1999.
    14       Press Release of Unimed Pharmaceuticals, Inc. issued June
             11, 1999.
    15       Confidentiality Agreement, effective as of March 4, 1999,
             between Solvay Pharmaceuticals, Inc. and Unimed
             Pharmaceuticals, Inc.
    16       Letter dated June 8, 1999 from John N. Kapoor of Unimed
             Pharmaceuticals, Inc. to David A. Dodd of Solvay
             Pharmaceuticals, Inc.

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          UNIMED PHARMACEUTICALS, INC.

                                          By:     /s/ ROBERT E. DUDLEY
                                            ------------------------------------
                                            Name: Robert E. Dudley, Ph.D.
                                            Title: Chief Executive Officer and
                                              President

DATED: JUNE 17, 1999

                                                                         ANNEX A
                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about June 17, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Unimed Pharmaceuticals, Inc. (the"Company"). Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Solvay (the "Solvay Designees") to the Company's Board of Directors (the "Board"). The Merger Agreement requires the Company, following Offeror's purchase of Shares pursuant to the Offer and upon request of Offeror, to take certain action to cause the Solvay Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The Offer commenced on June 17, 1999 and is schedule to expire at 12:00 midnight New York City time, on July 15, 1999, unless extended upon the terms set forth in the Offer to Purchase.

     The information contained in this Information Statement concerning Solvay and Offeror has been furnished to the Company by Solvay. The Company assumes no responsibility for the accuracy or completeness of such information. To the best knowledge of the Company, none of the Solvay Designees beneficially owns any equity securities in the Company.

                            DESIGNATION OF DIRECTORS

     The Merger Agreement provides that, promptly following the purchase of any Company Common Stock by Offeror which satisfies the Minimum Condition, Solvay will be entitled to designate such number of Solvay Designees on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Solvay) multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror or any affiliate of Offeror bears to the total number of Shares then outstanding. The Company has agreed, upon the request of Solvay, to increase the size of the Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Solvay Designees to be so elected to the Board and shall take all actions available to the Company to cause the Solvay Designees to be so elected; provided that at all times prior to the Effective Time, the Company's Board shall consist of at least two members who are neither officers nor employees of Solvay. The Company has also agreed upon request of Solvay to use its reasonable efforts to cause directors designated by Solvay to constitute the same percentage as such directors represent on the Board on each committee of the Board, each board of directors of each subsidiary of the Company and each committee of each such subsidiary board of directors (in each case, to the extent of the Company's ability to elect such directors).

     It is expected that the Solvay Designees will assume office promptly following the purchase by Solvay of outstanding Shares which satisfy the Minimum Condition, which purchase cannot be earlier than July 15, 1999, and that, upon assuming office, the Solvay Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

SOLVAY DESIGNEES

     As of the date of this Information Statement, Solvay has not determined who will be the Solvay Designees. However, the Solvay Designees will be selected from among the following persons. The following tables set forth the name, business address, present principal occupation and material positions held within the past five years of each director and executive officer of Solvay S.A. ("Parent"), Solvay America, Inc. ("Solvay America"), Solvay Pharmaceuticals, Inc. ("Purchaser") and Utah Acquisition Corporation ("Merger Sub"). Unless otherwise specified, each person listed below is a citizen of Belgium and has his or her principal business address at rue du Prince Albert, 33, B-1050, Brussels, Belgium.

                                     PARENT

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Baron Daniel Janssen                   Chairman of Parent's Board of Directors since June 1998. Prior thereto, Chairman of the Executive Committee of Parent from 1986 to 1998. Prior thereto, Member of the Executive Committee of
                                       Parent from 1984 to 1986. Director of Solvay America since June
                                       1986. Since 1984, Vice Chairman of Board of Directors and Vice
                                       Chairman of the Executive Committee of UCB SA. Since 1973,
                                       Director of Schroeder's Bank, London. Since 1998 Director of
                                       Fortis.
Alois Michielsen                       Director of Parent since 1990. Chairman of the Executive Committee of Parent since 1998. Prior thereto, Vice-Chairman of the
                                       Executive Committee of Parent from 1994 to 1998. Director of
                                       Solvay America since October 1995. Director of Purchaser since
                                       April 1990 and current Chairman of the Board of Directors of
                                       Purchaser. Director of Miko Group since 1998.
Rene H. Degreve                        Director of Parent since 1998. Member of the Executive Committee of Parent since 1994 and General Manager, Finance and Corporate
                                       Planning of Parent since 1993. Director of Solvay America since
                                       June 1998.
Jurgen Ernst                           Director of Parent since 1998. Member of the Executive Committee of Parent since 1995. General Manager of Pharmaceutical Sector of
                                       Parent since 1994. Director of Purchaser since April 1986. Citizen of Germany.
Jean-Jacques Van de Berg               Director of Parent since 1982. Member of the Executive Committee of Parent from 1982 to June 1998. Director of Solvay America from
                                       June 1990 to June 1998.
Pierre Casimir-Lambert                 Director of Parent since 1971.
  101 Route de la Capite
  1223 Cologny (Geneva)
  Switzerland
Baron Hubert de Wangen                 Director of Parent since 1981. Owner and General Manager of Kowasa
  Kowales SL                           since 1986. Director of Jotace since 1983. Citizen of France.
  Av. Diagonal 439
  08036 Barcelona, Spain
Viscount Etienne Davignon              Director of Parent since 1985 and Chairman of the Board of
  Societe Generale De Belgique         Directors of Societe Generale de Belgique (Director since 1985).
  30 Rue Royale                        Director of Gilead Sciences, BASF, Sofina, Fortis and Suez
  1000 Brussels, Belgium               Lyonnais des Eaux since 1990, 1993, 1985, 1989 and 1989,
                                       respectively.
Hilmar Kopper                          Director of Parent since 1986. Chairman of the Supervisory Board
  Deutsche Bank AG                     of Deutsche Bank since 1997. Chairman of the Supervisory Board of
  Taunusanlage 12                      Daimler Chrysler Ag. Citizen of Germany.
  60325 Frankfurt
Baron Jose del Marmol                  Director of Parent since 1990.
  36 rue des Fonds
  6280 Gougnies, Belgium

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Jean-Marie Solvay                      Director of Parent since 1991. President of Winco Inc. since 1996
  Winco Inc.                           and Director of Winco since 1992.
  32299 S. Goodtime Road
  Molalla, Oregon 97038
Guy de Selliers de Moranville          Director of Parent since 1993. Chairman of the Investment Banking
  Robert Fleming & Co. Ltd.            Eastern Group of Robert Fleming & Co. Ltd. since April 1998. Prior
  25 Copthall Avenue,                  thereto, President and Chief Executive Officer of MC-BBL from
  London EC2R 7DR (GB)                 December 1997 to March 1998. Prior thereto, Deputy Vice President of European Bank for Reconstruction and Development from July 1990 to December 1997.
Edouard de Royere                      Director of Parent since 1996. Director of Air Liquide, Danone,
  4 Rue de Chanaleilles                L'Oreal and Sodexho since 1971, 1988, 1995 and 1996, respectively.
  Paris 7507 France                    Citizen of France.
Kenneth J. Minton                      Director of Parent since 1996. Chairman of the Board of Directors
  7 Midway                             of Arjo Wiggins Appleton plc since 1997. Chairman of the Board of
  St. Albans                           Directors of SGB Group plc since 1997. Prior thereto, Chairman of
  Hertfordshire AL3 4BD                the Board of Directors of John Mowlen & Company PLC from 1995 to
  United Kingdom                       1998, director of Caradon plc. from 1991 to May 1999, director of
                                       Jeyes Group plc. from 1989 to 1998 and Managing Director and Chief
                                       Executive Officer of Laporte plc. from 1979 to 1995. Citizen of
                                       Britain.
Denis Solvay                           Director of Parent since 1997. Chief Executive Officer of Abelag
  Abelag Aviation                      Aviation since 1995. Prior thereto, Deputy Business Manager,
  Rue De Livourne, 66                  Automotive of Parent from 1992 to 1995.
  B 1000 Brussels, Belgium
Nicolas Boel                           Director of Parent since 1998. Marketing Manager of Hoogovens
  Hoogovens Aluminum                   Aluminum Corporation USA since 1998.
  Corporation USA
  101 Venture Way
  Secaucus, New Jersey 07096
Jean Christiaens                       General Manager of the Chemicals Sector of Parent since 1989 and
                                       Member of the Executive Committee since 1995.
Henri Lefebvre                         Member of the Executive Committee and General Manager of the
                                       Plastics Sector of Parent since 1996. Chief Executive Officer of
                                       Solvay Deutschland from 1991 to 1995.
Jacques Levy Morelle                   Corporate Secretary of Parent since 1989. Director of Solvay
                                       America since May 1989.
Bernard de Laguiche                    Director of Corporate Planning of Parent since 1995. Member of
                                       Executive Committee of Parent since 1998. Citizen of France.
Christian Jourquin                     Member of the Executive Committee of Parent since 1996. General
                                       Manager of the Processing Sector of Parent since 1997. Prior thereto, General Manager, Peroxygens Sector of Parent from 1996 to
                                       1997 and General Manager, Spain and Portugal Regions of Parent
                                       from 1990 to 1995.
Luigi Belli                            Member of the Executive Committee of Parent since 1998 and General
                                       Manager of Technology and Research of Parent since 1990. Citizen of Italy.

                                 SOLVAY AMERICA

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Baron Daniel Janssen                   Chairman of Parent's Board of Directors since June 1998. Prior thereto, Chairman of the Executive Committee of Parent from 1986 to 1998. Prior thereto, Member of the Executive Committee of
                                       Parent from 1984 to 1986. Director of Solvay America since June
                                       1986. Since 1984, Vice Chairman of Board of Directors and Vice
                                       Chairman of the Executive Committee of UCB 5A since 1973, Director of Schroeder's Bank, London. Since 1998 Director of Fortis.
Alois Michielsen                       Director of Parent since 1990. Chairman of the Executive Committee of Parent since 1998. Prior thereto, Vice-Chairman of the
                                       Executive Committee of Parent from 1994 to 1998. Director of
                                       Solvay America since October 1995. Director of Purchaser since
                                       April 1990 and current Chairman of the Board of Directors of
                                       Purchaser. Director of Miko Group since 1998.
Rene H. Degreve                        Director of Parent since 1998. Member of the Executive Committee of Parent since 1994 and General Manager, Finance and Corporate
                                       Planning of Parent since 1993. Director of Solvay America since
                                       June 1998.
Jacques Levy Morelle                   Corporate Secretary of Parent since 1989. Director of Solvay
                                       America since May 1989.
M. Whitson Sadler                      Director, President and Chief Executive Officer of Solvay America
  3333 Richmond Avenue                 since November 1984. Director of Purchaser since April 1986.
  Houston, Texas 77098                 Director of Southdown, Inc. since May 1996. Citizen of the United
                                       States.
Philip M. Uhrhan                       Vice President, Finance of Solvay America since June 1996.
  3333 Richmond Avenue                 Director of Purchaser since July 1996. Prior thereto, Audit
  Houston, Texas 77098                 Partner of Ernst & Young LLP from October 1983 to May 1996.
                                       Citizen of the United States.
E.J. Buckingham, III                   Vice President, General Counsel and Secretary of Solvay America
  3333 Richmond Avenue                 since November 1984 . Director of Purchaser since March 1994.
  Houston, Texas 77098                 Citizen of the United States.
Edgar H. Case                          Treasurer of Solvay America since October 1993. Citizen of the
  3333 Richmond Avenue                 United States.
  Houston, Texas 77098
Carolyn S. Egbert                      Vice President, Human Resources of Solvay America since January
  3333 Richmond Avenue                 1994. Citizen of the United States.
  Houston, Texas 77098
C.E. Jewett                            Vice President, Operational Services of Solvay America since
  3333 Richmond Avenue                 October 1986. Citizen of the United States.
  Houston, Texas 77098

                                   PURCHASER

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Alois Michielsen                       Director of Parent since 1990. Chairman of the Executive Committee of Parent since 1998. Prior thereto, Vice-Chairman of the
                                       Executive Committee of Parent from 1994 to 1998. Director of
                                       Solvay America since October 1995. Director of Purchaser since
                                       April 1990 and current Chairman of the Board of Directors of
                                       Purchaser. Director of Miko Group since 1998.
Jurgen Ernst                           Director of Parent since 1998. Member of the Executive Committee of Parent since 1995. General Manager of Pharmaceutical Sector of
                                       Parent since 1994. Director of Purchaser since April 1986. Citizen of Germany.
David A. Dodd                          Director, President and Chief Executive Officer of Purchaser since
  901 Sawyer Road                      August 1995. Prior thereto, Senior Vice President, Pharmaceuticals
  Marietta, Georgia 30062              of Wyeth-Ayerst Laboratories from February 1991 to August 1995.
                                       Citizen of the United States.
M. Whitson Sadler                      Director, President and Chief Executive Officer of Solvay America
  3333 Richmond Avenue                 since November 1984. Director of Purchaser since April 1986.
  Houston, Texas 77098                 Director of Southdown, Inc. since May 1996. Citizen of the United
                                       States.
E.J. Buckingham, III                   Vice President, General Counsel and Secretary of Solvay America
  3333 Richmond Avenue                 since November 1984 . Director of Purchaser since March 1994.
  Houston, Texas 77098                 Citizen of the United States.
Philip M. Uhrhan                       Vice President, Finance of Solvay America since June 1996.
  3333 Richmond Avenue                 Director of Purchaser since July 1996. Prior thereto, Audit
  Houston, Texas 77098                 Partner of Ernst & Young LLP from October 1983 to May 1996.
                                       Citizen of the United States.
Harold H. Shlevin                      Senior Vice President, Business Development & Scientific Affairs
  901 Sawyer Road                      of Purchaser since April 1998. Director of CareLine Corporation
  Marietta, Georgia 30062              and of Scientific and Member of Scientific and Corporate Advisory
                                       Board of H.G. Pars, Inc. since April 1998. Chairman of the Board of Directors and President of Merger Sub since June 11, 1999.
                                       Prior thereto, Vice President, Research & Development and
                                       Corporate Officer of Bausch & Lomb Pharmaceuticals from November
                                       1996 to April 1998. Prior thereto, Vice President, Scientific and
                                       Technical Affairs of Ciba Vision Ophthalmics from 1991 to 1996.
                                       Citizen of the United States.
Jeffrey D. Linton                      Vice President, Law, Government and Public Affairs of Purchaser
  901 Sawyer Road                      since March 1999. Director and Vice President, Secretary and
  Marietta, Georgia 30062              Assistant Treasurer of Merger Sub since June 11, 1999. Prior thereto, Vice President, Human Resources of Solvay Automotive,
                                       Inc. from November 1996 to March 1999. Prior thereto, attorney for
                                       Solvay America, Inc. from June 1993 to October 1996. Citizen of the United States.
Robert A. Solheim                      Vice President, Finance and Administration of Purchaser. Director
  901 Sawyer Road                      and Vice President, Treasurer and Assistant Secretary of Merger
  Marietta, Georgia 30062              Sub since June 11, 1999. Citizen of the United States.
Michael I. Levitt                      Vice President, Manufacturing Operations of Purchaser since May
  901 Sawyer Road                      1999. Prior thereto, Vice President, Operations of VIVUS, Inc.
  Marietta, Georgia 30062              from December 1997 to May 1999. Prior thereto, Vice President,
                                       Operations of Collagen Corporation from August 1994 to November
                                       1997. Citizen of the United States.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Gail N. Auerbach                       Vice President, Human Resources of Purchaser since April 1996.
  901 Sawyer Road                      Prior thereto, Vice President, Human Resources of Oral Care
  Marietta, Georgia 30062              Division of Bausch & Lomb from 1992 to 1996. Citizen of the United
                                       States.
Christopher D. Offen                   Senior Vice President, Commercial Operations of Purchaser since
  901 Sawyer Road                      1998. Prior thereto, Vice President, New Business Development of
  Marietta, Georgia 30062              Purchaser from 1994 to 1998. Citizen of the United States.
J. Gregory Perkins                     Senior Vice President, Regulatory and Quality Systems of Purchaser
  901 Sawyer Road                      since December 1996. Prior thereto, Vice President, Regulatory
  Marietta, Georgia 30062              Affairs from July 1994 to December 1996. Citizen of the United
                                       States.

                                   MERGER SUB

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
NAME AND BUSINESS ADDRESS              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND CITIZENSHIP
-------------------------              ------------------------------------------------------------------
Harold H. Shlevin                      Senior Vice President, Business Development & Scientific Affairs
  901 Sawyer Road                      of Purchaser since April 1998. Director of CareLinc Corporation
  Marietta, Georgia 30062              and Member of Scientific and Corporate Advisory Board of H.G.
                                       Pars, Inc. since April 1998. Chairman of the Board of Directors and President of Merger Sub since June 11, 1999. Prior thereto,
                                       Vice President, Research & Development and Corporate Officer of
                                       Bausch & Lomb Pharmaceuticals from November 1996 to April 1998.
                                       Prior thereto, Vice President, Scientific and Technical Affairs of
                                       Ciba Vision Ophthalmics from 1991 to 1996. Citizen of the United
                                       States.
Jeffrey D. Linton                      Vice President, Law, Government and Public Affairs of Purchaser
  901 Sawyer Road                      since March 1999. Director and Vice President, Secretary and
  Marietta, Georgia 30062              Assistant Treasurer of Merger Sub since June 11, 1999. Prior thereto, Vice President, Human Resources of Solvay Automotive,
                                       Inc. from November 1996 to March 1999. Prior thereto, attorney for
                                       Solvay America, Inc. from June 1993 to October 1996. Citizen of the United States.
Robert A. Solheim                      Vice President, Finance and Administration of Purchaser. Director
  901 Sawyer Road                      and Vice President, Treasurer and Assistant Secretary of Merger
  Marietta, Georgia 30062              Sub since June 11, 1999. Citizen of the United States.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on June 11, 1999, there were 9,191,538 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights.

                      THE CURRENT MEMBERS OF THE BOARD AND
                       EXECUTIVE OFFICERS OF THE COMPANY

                                                                                  SERVED AS
                                                                                  DIRECTOR
                NAME                   AGE          PRINCIPAL OCCUPATION            SINCE     TERM EXPIRES
                ----                   ---          --------------------          ---------   ------------
John N. Kapoor, Ph.D. (1)............  55    Chairman of the Board of Directors     1991          2000
Robert E. Dudley, Ph.D (1)...........  44    President, Chief Executive Officer     1999          2000
                                             and Director
Roland Weiser (2)(3).................  67    Director                               1989          2000
Gilbert F. Dwyer (2)(3)..............  70    Director                               1998          2002
Mahendra G. Shah, Ph.D...............  54    Director                               1998          2002
James J. Lempenau (2)(3).............  68    Director                               1983          2001
Ronald L. Goode, Ph.D................  52    Director                               1997          2001
David E. Riggs.......................  47    Senior Vice President, Chief
                                             Financial Officer, Treasurer and
                                             Secretary

---------------

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     Dr. Kapoor has been Chairman of the Board of the Company since May 1992. Dr. Kapoor was Chief Executive Officer of the Company from May 1992 through October 1993. Dr. Kapoor has been Chairman of OptionCare, Inc. since October 1990. OptionCare, Inc. is a franchisor of home infusion therapy businesses. Dr. Kapoor has been President of EJ Financial Enterprises, Inc. since 1990. EJ Financial Enterprises is a consulting and private investment firm. Dr. Kapoor has been Chairman of Akorn, Inc. since May 1995 and a Director since December 1991; he was Chief Executive Officer from May 1996 to 1998. Akorn, Inc. is an ophthalmics company. Dr. Kapoor was Chairman of Lyphomed, Inc. from 1983 to 1990. Lyphomed, Inc. is a pharmaceutical company. Dr. Kapoor is the Chairman of NeoPharm, Inc. NeoPharm, Inc. is an oncology company.

     Dr. Dudley has been President, Chief Executive Officer and Director of the Company since February 1999. Dr. Dudley was Senior Vice President of the Company from November 1997 to February 1999, Chief Executive Officer and Interim President of the Company from January 1997 through November 1997 and Vice President of Clinical and Regulatory Affairs of the Company from December 1994 through December 1996. Dr. Dudley was Vice President of Clinical Development of Bio-Technology General Corp. from August 1993 through November 1994. Bio-Technology General Corp. is a biotechnology company. Dr. Dudley was Vice President of Research and Development of Gynex Pharmaceuticals, Inc. from May 1989 through August 1993. Gynex Pharmaceuticals is a pharmaceutical company.

     Mr. Weiser has been a Director of the Company since 1989. Mr. Weiser has been Chairman of Intervista since 1985. Intervista is an international pharmaceutical consulting group. Mr. Weiser has been a Director of GAM Funds, Inc. since 1988. GAM Funds, Inc. is a diversified open end investment company. Mr. Weiser was Senior Vice President of Schering-Plough Corp. (International) from 1978 to 1984.

     Mr. Dwyer has been a Director of the Company since May 1998. He has been President, Chief Executive Officer and a Director of Southern Research Institute since January 1997. The Southern Research Institute is a scientific research organization. Mr. Dwyer was the founder and a Director of Marine Trade and Development International, Inc. since January 1996. Marine Trade and Development International, Inc. is a marine resources development organization. Mr. Dwyer was President of Dwyer Consulting Group, Inc. from 1985 through 1996. Dwyer Consulting Group, Inc. was a corporate strategy and organization consulting firm.

     Dr. Shah has been a Director of the Company since December 1998. Dr. Shah has been Vice President of Corporate and Business Development of NeoPharm, Inc. since October 1991. NeoPharm is an oncology company. Dr. Shah has been Vice President of EJ Financial Enterprises, Inc. since October 1991. EJ Financial Enterprises, Inc. is a consulting and private investment firm.

     Mr. Lempenau has been a Director of the Company since 1983. Mr. Lempenau has been President and a Director of The Income Builder, Inc. since 1981. The Income Builder, Inc. is an investment advisory firm.

     Dr. Goode has been a Director of the Company since November 1997. Dr. Goode was President and Chief Executive Officer of the Company from November 1997 through February 1999. Dr. Goode was an executive officer of G.D. Searle & Co. from 1986 through October 1997 where he held positions of increasing responsibility including Corporate Senior Vice President.

     Mr. Riggs has been the Senior Vice President of the Company since October 1994 and Vice President, Chief Financial Officer, Secretary, and Treasurer of the Company since May 1992. Mr. Riggs was the Chief Financial Officer of NeoPharm, Inc. from October 1995 to June 1998. From 1990 through 1991, Mr. Riggs was the Chief Financial Officer, Secretary and Treasurer of VideoCart, Inc., a micro-marketing media company.

DIRECTOR COMPENSATION

     Employee-officers who are also Directors do not receive compensation for their service as Directors. The non-employee Directors of the Company receive an annual stipend of $6,000 for serving on the Board and its committees, $1,000 for each directors' meeting which they attend (excluding meetings held by telephone), $500 for each committee meeting they attend (excluding meetings held by telephone) and reimbursement of out-of-pocket expenses in connection with their attendance at directors' meetings.

     In addition, the 1998 Long-Term Incentive Plan provides for a grant of options to purchase 10,000 shares of Common Stock to each new non-employee director on the date he or she first becomes a director and annual stock option grants of 7,500 shares of Common Stock to non-employee directors. The 1998 Long-Term Incentive Plan also provides that each chairman of a standing committee shall be granted an option to purchase 1,000 shares on the date he or she first becomes a committee chairman and an option to purchase 500 shares to each member on the date he or she first becomes a committee member.

     On May 28, 1999, in remuneration for the services the members of the Special Committee and Dr. Shah rendered to the Company in connection with considering the Merger and alternative transactions, the Board determined to pay service fees to the members of the Special Committee and Dr. Shah. The fees were based in part on meetings attended and activities undertaken. The fees were allocated as follows: Mr. Weiser (Chairman of the Special Committee) -- $45,000, Mr. Lempenau -- $30,000 and Mr. Dwyer -- $33,000. A fee of $3,000 was allocated to Dr. Shah for assisting in the interviewing and selection of an investment banker for the Company.

MEETINGS

     During the year ended December 31, 1998, the Board of Directors held four meetings. Each of the Company's current directors attended or participated in at least 75% of the aggregate of the total number of meetings held during 1998 by the Board and the total number of meetings held during 1998 by Committees on which he served.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has an Executive Committee, an Audit Committee and a Compensation Committee.

     The Executive Committee did not meet in 1998. The primary purpose and function of the Executive Committee is to consult with and advise the officers of the Company in the management of its business and may exercise such powers of the Board of Directors as may be lawfully delegated by the Board of Directors.

     The Audit Committee met twice in 1998. The primary purpose and function of the Audit Committee is to act as a liaison between the Company and its independent auditors and to report on matters pertaining to the Company's independent audit and the Company's accounting policies.

     The Compensation Committee met twice in 1998. The primary purpose and function of the Compensation Committee is to evaluate and determine executive officer compensation.

     The Special Committee was impaneled in December 1998 to consider certain business combination proposals.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires officers, directors, and persons who own more than 10% of the Company's equity securities to file statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 or 5) with the Securities and Exchange Commission (the SEC) and to furnish the Company with copies of all such forms they file. To the Company's knowledge based solely on the review of the copies of such forms received by it, the Company believes that during 1998 all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with and were timely filed except that as a result of administrative error, the initial statement of beneficial ownership (Form 3) for Dr. Shah was not timely filed with the SEC.

                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation for services to the Company for fiscal 1998, 1997 and 1996 attributed to Robert E. Dudley, Ph.D., the current President and Chief Executive Officer of the Company, to Ronald L. Goode, Ph.D., the President and Chief Executive Officer of the Company in 1998, and David E. Riggs, Chief Financial Officer and Senior Vice President of the Company (together the "1998 Named Officers"). No other person who served as an executive officer of the Company in fiscal 1998 received more than $100,000 in salary and bonus in fiscal 1998.

     On May 28, 1999, the Board of Directors awarded bonuses to Dr. Dudley and Mr. Riggs for the extraordinary services rendered to the Company in connection with the performance of the Company and the negotiation and consummation of the Offer and the Merger. The bonuses, in the amounts of $100,000 and $50,000, respectively, will be paid upon consummation of the Transaction. The bonus amounts are not reflected in the table below.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION                  LONG-TERM COMPENSATION AWARDS
                                 ------------------------------------------   -----------------------------------
                                                                              RESTRICTED
                                                               OTHER ANNUAL     STOCK                   OTHER
                                                               COMPENSATION     AWARDS     OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)       $(1)           $         #(2)         $(3)
---------------------------      ----   ---------   --------   ------------   ----------   -------   ------------
Robert E. Dudley(4)              1998    200,000     37,500        7,200          0         50,000(7)    5,000
  President and                  1997    204,000     50,000(6)     7,200          0         50,000(7)    4,750
  Chief Executive Officer,       1996    150,000     45,000        7,200          0         75,000      4,750
  Past Senior Vice President
Ronald L. Goode(5)               1998    250,000     57,600       35,773          0        400,000(7)    5,000
  Past President and             1997     33,173          0        1,624          0        400,000(7)        0
  Chief Executive Officer
David E. Riggs                   1998    170,000     30,600        7,200          0              0      5,000
  Senior Vice President,         1997     96,667     20,000(6)     7,200          0         25,000      4,750
  Chief Financial Officer,       1996     76,125     18,150        7,200          0              0      4,750
  Secretary and Treasurer

---------------

(1) Represents the compensation portion of car allowances advanced to all of the 1998 Named Officers and charitable contributions and related travel and club dues for Dr. Goode in 1998.

(2) Except as otherwise noted in note (7), the stock options become exercisable 25% on the anniversary of the date of grant and an additional 25% on each anniversary date thereafter until exercisable in full. Exercisability will be accelerated in the event of a "change of control."

(3) Represents the matching contribution made by the Company to its 401(k) Plan for each of the executive officers listed above.

(4) Dr. Dudley was elected President and Chief Executive Officer of the Company in February 1999. During 1998, Dr. Dudley served as Senior Vice President of the Company. In 1997, Dr. Dudley served as Chief Executive Officer for 10 months and Senior Vice President for two months. Dr. Dudley's Employment Agreement is described under "Employment and Severance Agreements."

(5) Dr. Goode was President and Chief Executive Officer from November 13, 1997 until February 5, 1999. Dr. Goode's Employment Agreement is described under "Employment and Severance Agreements."

(6) Includes bonuses paid in cash and bonus paid in shares of Company Common Stock valued at market value on the date of award.

(7) The option to purchase 50,000 shares granted to Dr. Dudley and the option to purchase 400,000 shares granted to Dr. Goode reflect the repricing of options previously granted pursuant to the Company's repricing program adopted by the Compensation Committee of the Board of Directors on May 28, 1998. The initial vesting date of the repriced options granted to Dr. Dudley was deferred from November 13, 1998 to May 13, 1999. The initial vesting dates of repriced options granted to Dr. Goode were deferred to June 14, 1998 for monthly vesting options, November 28, 1998 as to 87,080 shares under options previously vested, and May 13, 1999 as to the remaining options.

OPTION GRANTS IN 1998

     The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 1998 to the 1998 Named Officers. All options were granted under the Company's 1991 Stock Option Plan and/or the 1998 Long-Term Incentive Plan. The options shown as granted to Drs. Dudley and Goode are repricings of options granted in 1997. (See "Repricing of Existing Options" below.)

                               INDIVIDUAL GRANTS

                                                                                             POTENTIAL REALIZABLE
                                                                                               $ VALUE ASSUMING
                                                                                             ANNUAL RATES OF STOCK
                                                                                            PRICE APPRECIATION FOR
                                 NO. OF SECURITIES   % OF TOTAL                                  OPTION TERMS
                                    UNDERLYING        OPTIONS      EXERCISE    EXPIRATION   -----------------------
             NAME                      GRANT          GRANTED     PRICE$/SH       DATE          5%          10%
             ----                -----------------   ----------   ----------   ----------   ----------   ----------
Robert E. Dudley...............        50,000           6.84%       5.875       11/13/07      184,750      468,150
Ronald L. Goode................       400,000          54.68%       5.875       11/13/07    1,478,000    3,745,200
David E. Riggs.................             0             --           --             --           --           --

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR,
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to stock options exercised during the fiscal year ended December 31, 1998, and the value at December 31, 1998 of unexercised stock options held by the 1998 Named Officers.

                                                                     NUMBER OF             VALUE OF
                                                                    UNEXERCISED       UNEXERCISED OPTIONS
                                                                 OPTIONS AT FISCAL      IN-THE-MONEY AT
                                                                     YEAR-END          FISCAL YEAR END*
                                  SHARES ACQUIRED     VALUE        EXERCISABLE/          EXERCISABLE/
                                    ON EXERCISE      REALIZED      UNEXERCISABLE         UNEXERCISABLE
NAME                                    (#)            ($)              (#)                   ($)
----                              ---------------    --------    -----------------    -------------------
Robert E. Dudley................         0              0          93,750/131,250        70,313/23,438
Ronald L. Goode.................         0              0         120,223/279,777                  0/0
David E. Riggs..................         0              0           93,750/21,250        93,750/31,250

---------------
* Represents the fair market value at December 31, 1998, of the Common Stock underlying the options minus the exercise price.

                         REPRICING OF EXISTING OPTIONS

     In May 1998, the Compensation Committee of the Board of Directors determined that it would be in the best interest of the Company and its shareholders to express confidence in the employees of the Company and in the future activities of the Company and to incentivize the Company's employees to continue their high quality efforts on behalf of the Company by replacing the options granted to certain employees in 1997 with new options to purchase shares of common stock, $0.25 par value per share, of the Company in accordance with the terms of the Company's 1991 Stock Option Plan at a per share price of $5.875, the market price per share on the effective date of the repricing.

     The following table sets forth information with respect to stock options granted to the 1998 Named Officers, the exercise price of which has been repriced during fiscal year 1998 and with respect to all repricings of options held by the 1998 Named Officers during the last ten completed fiscal years.

                                             NUMBER OF                                                  LENGTH OF ORIGINAL
                                               SHARES      MARKET PRICE    EXERCISE PRICE                  OPTION TERM
                                             UNDERLYING    OF SHARES AT     OF SHARES AT       NEW         REMAINING AT
                                              OPTIONS         TIME OF         TIME OF       EXERCISE           DATE
NAME                               DATE     REPRICED (#)   REPRICING ($)   REPRICING ($)    PRICE ($)   OF REPRICING (YRS)
----                             --------   ------------   -------------   --------------   ---------   ------------------
David E. Riggs                    1/19/95      80,000          2.75             3.38          2.75             9.75
  Senior Vice President,         10/11/94      20,000          3.38             7.75          3.38             7.83
  Chief Financial Officer,       10/11/94      30,000          3.38             8.00          3.38             7.58
  Secretary and Treasurer
Ronald L. Goode                   5/28/98     400,000          5.875            7.50         5.875             9.50
  Past President and Chief
  Executive Officer
Robert E. Dudley                  5/28/98      50,000          5.875            7.50         5.875             9.96
  President and Chief
  Executive Officer and
  Past Senior Vice President

EMPLOYMENT AND SEVERANCE AGREEMENTS

     The Company and EJ Financial Enterprises, Inc. ("EJ Financial"), an affiliate of Dr. John N. Kapoor and Dr. Mahendra G. Shah, are parties to an agreement, pursuant to which EJ Financial provides independent consulting services to the Company at a fee to be determined on a yearly basis. The agreement may be terminated by either party upon 30 days' prior written notice and is subject to annual renewal by the parties. The Company paid $50,000 to EJ Financial under the contract with respect to fiscal 1998, $50,000 for fiscal 1997 and $50,000 for fiscal 1996. EJ Financial principally provides consulting support on strategic corporate objectives and operations, including sales and marketing strategies, new product strategies and key contacts within the industry and financial community. EJ Financial is engaged in a number of business activities, including consulting services to the Company and the payment to EJ Financial is not intended primarily to furnish compensation to Dr. Kapoor or Dr. Shah. In addition, for his services rendered as the Chairman of the Company, Dr. Kapoor was granted an option to purchase 100,000 shares of Common Stock on April 24, 1997 of which 25,000 shares vest annually, commencing on the first anniversary of such grant.

     Dr. Ronald L. Goode was employed by the Company as its President and Chief Executive Officer under an Employment Agreement from November 13, 1997 to February 5, 1999. Under the Agreement, Dr. Goode's initial annual salary was $250,000 plus an automobile allowance of $12,000, net of taxes. Dr. Goode was eligible to receive incentive compensation bonuses of up to 50% of his salary upon the achievement of specific strategic goals determined by the Board following its consideration of recommendations from Dr. Goode. The Company was obligated to maintain a life insurance policy for Dr. Goode with the benefits payable to his estate, pay up to $10,000 per year of country club dues and expenses, and make certain charitable donations at the direction of Dr. Goode. Under the Agreement, Dr. Goode was granted options to purchase 400,000 shares of Common Stock under the 1991 Stock Option Plan at an exercise price of $7.50 per share, the fair market value on the date of the grant. The exercise price was adjusted to $5.875 by the Company in the Company's May 1998 regrant program. Under his Agreement, Dr. Goode could have requested that the Company loan to him up to $750,000 to exercise the options, in part. Dr. Goode's employment was terminated in February 1999 and pursuant to his Agreement he will receive his then current base salary for 12 months, medical, dental and disability benefits for 24 months, a per diem share of his 1998 bonus, and his unused vacation time. Dr. Goode is obligated to maintain the confidentiality of Company information at all times during and after termination of the Agreement.

     During 1998, Dr. Robert E. Dudley was employed by the Company under an Employment Agreement dated November 3, 1994. Under this Agreement, Dr. Dudley received a base salary of $204,000 in 1997 and $200,000 in 1998, an automobile allowance of $7,200 per year and bonuses based on a multiple of his annual salary, as determined by the Board; and may participate in the Company's insurance and retirement programs. The Agreement also provided for the grant of options to purchase 60,000 shares of Common Stock under the 1991 Stock Option Plan, as amended. In connection with Dr. Dudley's promotion to President and Chief Executive Officer of the Company in February 1999, he and the Company have entered into a new Employment Agreement that provides for a base salary of $225,000 per year, an automobile allowance of $12,000 per year, bonuses based on a multiple of his annual salary based on the achievement of specific strategic goals determined by the Board, and participation in the Company's insurance and retirement programs. Pursuant to the terms of the Agreement, the Company will provide Dr. Dudley with a term life insurance policy with coverage of $1.5 million, the benefits of which are payable to his estate or other beneficiary, as directed by Dr. Dudley. The Agreement also provides for the grant of an option to purchase 100,000 shares of common stock under the 1991 Stock Option Plan. Dr. Dudley may be terminated immediately for Cause (as defined in the Employment Agreement) or without Cause. If Dr. Dudley is terminated without Cause, he is to receive his then current base salary and benefits for up to 12 months after the date of termination, subject to Dr. Dudley resigning from the Board concurrent with the termination of his employment. In the event that Dr. Dudley is terminated without Cause within 12 months of a Change of Control (as defined in the Employment Agreement), Dr. Dudley is entitled to receive a severance package consisting of (i) a lump-sum payment equal to two times his then current base salary; (ii) a per diem share of the bonus he was awarded the prior year; and (iii) continuation of his health benefits. Dr. Dudley is required to maintain the confidentiality of Company information at all times during and after the termination of the Agreement.

     Mr. David E. Riggs is employed by the Company under an Employment Agreement dated as of February 19, 1999. Under this Agreement, Mr. Riggs will receive a base salary of $175,000 in 1999 plus an automobile allowance of $10,800 per year and bonuses based on a multiple of his annual salary as may be determined by the Board. Mr. Riggs may also participate in the Company's insurance and retirement program. The Agreement also provided for the grant of options to purchase 35,000 shares of common stock under the 1991 Stock Option Plan, as amended. Pursuant to the terms of the Agreement, the Company will provide Mr. Riggs with a term life insurance policy with coverage of $1 million, the benefits of which are payable to his estate or other beneficiary, as directed by Mr. Riggs. Mr. Riggs may be terminated immediately for Cause (as defined in the Employment Agreement) or without Cause. If he is terminated without Cause, Mr. Riggs is to receive his then current base salary and benefits for up to 12 months after the date of termination. In the event that Mr. Riggs is terminated without Cause within 12 months of a Change of Control (as defined in the Employment Agreement), Mr. Riggs is entitled to receive a severance package consisting of (i) a lump-sum payment equal to two times his then current base salary; (ii) a per diem share of the bonus he was awarded the prior year; and (iii) continuation of his health benefits. Mr. Riggs is required to maintain the confidentiality of Company information at all times during and after the termination of the Agreement.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information as of June 16, 1999 with respect to the beneficial ownership of the Company's Common Stock by all directors, all 1998 Named Officers, all persons known to the Company to own beneficially 5% or more of the Company's Common Stock, and all current officers and directors as a group. The Company's only class of equity securities outstanding is its Common
Stock:

                                                              SHARES OF BENEFICIAL    PERCENT OF
NAME OF BENEFICIAL OWNER                                          OWNERSHIP(1)          CLASS
------------------------                                      --------------------    ----------
John N. Kapoor, Ph.D.(2)....................................       2,491,429             26.2%
  EJ Financial Enterprises, Inc.
  225 E. Deerpath, Suite 250
  Lake Forest, IL 60045
Robert E. Dudley, Ph.D.(3)..................................         331,609             3.48%
David E. Riggs(3)...........................................         151,844             1.63%
Ronald L. Goode, Ph.D.(3)...................................         145,773             1.58%
James J. Lempenau(3)........................................          91,328                *
Ronald Weiser(3)............................................          84,880                *
Gilbert E. Dwyer(3).........................................          20,500                *
Mahendra G. Shah, Ph.D.(3)..................................          20,000                *
All Directors and Executive Officers as a group (8
  persons)..................................................       3,337,363(4)          32.9%

---------------
* Less than 1%

(1) Beneficial and Percentage Ownership have been determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under this Rule, shares of Common Stock that may be acquired upon exercise of stock options within 60 days of the measurement date are deemed beneficially owned by the optionholder and included in calculating the optionholder's percentage ownership of Common Stock.

(2) Includes 936,429 shares of Common Stock beneficially owned by the John N. Kapoor Trust (the "Trust"), an affiliate of Dr. Kapoor; 485,000 shares of Common Stock and 750,000 shares of Common Stock are held by separate limited partnerships created for the benefit of Dr. Kapoor's family members, of which Dr. Kapoor is the general partner; 20,000 shares held in trust for family members of which Dr. Kapoor's spouse is the Trustee and as to which Dr. Kapoor disclaims beneficial ownership; and 300,000 shares of Common Stock that may be purchased under stock options exercisable within 60 days of June 16, 1999.

(3) Includes incentive stock options and nonqualified stock options exercisable within 60 days of June 16, 1999 to purchase shares of Common Stock as follows: 325,000 shares by Dr. Dudley; 150,000 shares by

    Mr. Riggs; 7,500 shares by Dr. Goode; 63,000 shares by Mr. Lempenau; 62,000 shares by Mr. Weiser; 20,500 shares by Mr. Dwyer; and 17,500 shares by Dr. Shah.

(4) Includes shares owned beneficially (including an aggregate of 945,500 shares of Common Stock that may be purchased under stock options exercisable within 60 days of June 16, 1999) and of record by the above-named officers and directors.

     The John N. Kapoor Trust (the "Trust"), an affiliate of Dr. Kapoor, has the right to nominate two persons to the Board of Directors as long as the Trust owns beneficially 880,000 shares of securities of the Company entitled to vote for the election of directors (the "Voting Securities"). The Trust may continue to nominate one person as long as the Trust owns beneficially less than 880,000 shares, but at least 220,000 shares, plus an additional number of shares equal to 5% of future issuances of Voting Securities (other than shares issued upon the exercise of options and warrants outstanding on the date the Trust agreed to purchase Common Stock of the Company). Drs. Kapoor and Shah are the Trust's representatives on the Board of Directors.

                                                                         ANNEX B

                     [LETTERHEAD OF HAMBRECHT & QUIST LLC]

                                  June 4, 1999

The Board of Directors
UNIMED Pharmaceuticals, Inc.
2150 East Lake Cook Road
Buffalo Grove, IL 60089-1862

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.25 per share (the "Common Stock"), of UNIMED Pharmaceuticals, Inc. ("UNIMED" or the "Company") of the consideration to be received by such holders in connection with a proposed transaction as set forth below.

     We understand that UNIMED, Solvay Pharmaceuticals, Inc. ("Solvay") and Utah Acquisition Corporation (the "Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") to be dated as of June 11, 1999. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $12.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Purchaser will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than UNIMED, Solvay, the Purchaser or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $12.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of UNIMED in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of UNIMED for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the publicly available financial statements of UNIMED for recent years and interim periods to date and certain other relevant financial and operating data of UNIMED made available to us from published sources and from the internal records of UNIMED;

          (ii) reviewed certain internal financial and operating information, including certain projections, relating to UNIMED prepared by the senior management of UNIMED;

          (iii) discussed the business, financial condition and prospects of UNIMED with certain members of senior management;

          (iv) reviewed the recent reported prices and trading activity for the common stock of UNIMED and compared such information and certain financial information for UNIMED with similar information for certain other companies engaged in businesses we consider comparable;

          (v) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (vi) reviewed a draft of the Agreement to be dated as of June 11, 1999;

          (vii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant; and

          (viii) solicited indications of interest from certain other parties in connection with a possible acquisition of, or business combination with, UNIMED.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Solvay or UNIMED considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of UNIMED, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of UNIMED. For purposes of this opinion, we have assumed that UNIMED is not a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. In rendering this opinion, we have assumed that the proposed merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto.

     It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Solicitation/Recommendation Statement. This letter does not constitute a recommendation to any stockholder as to whether any such stockholder should tender shares of Common Stock pursuant to the Offer.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by Solvay or any of its affiliates.

                                          Very truly yours,

                                          HAMBRECHT & QUIST LLC

                                          By:     /s/ PAUL B. CLEVELAND
                                            ------------------------------------
                                            Paul B. Cleveland
                                            Managing Director

                                                                         ANNEX C

                       [LETTERHEAD OF DUFF & PHELPS, LLC]

June 4, 1999

The Board of Directors
Unimed Pharmaceuticals, Inc.
2150 East Lake Cook Road
Buffalo Grove, Illinois 60089-1862

Attention Board of Directors:

     Duff & Phelps, LLC ("Duff & Phelps") has been retained to provide our opinion to the Board of Directors of Unimed Pharmaceuticals, Inc. ("Unimed" or the "Company") as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Company in connection with a proposed merger transaction (the "Merger") of a wholly-owned subsidiary of Solvay Pharmaceuticals, Inc. ("Solvay") with and into Unimed. Pursuant to an Agreement and Plan of Merger (the "Agreement") to be dated as of June 11, 1999, each issued and outstanding share of Unimed common stock, par value $.25 per share, will be converted into and represent the right to receive cash in the amount of $12.00 (together with proceeds payable to holders of stock options and warrants, the "Merger Consideration"). Duff & Phelps was previously engaged by the Company on behalf of the Special Committee of the Board of Directors to consider various strategic alternatives, including the Merger.

SUMMARY OF FINANCIAL TERMS OF THE MERGER

     Pursuant to the Agreement, within five business days after the public announcement by Solvay of the Agreement, Solvay shall commence a tender offer for all of Unimed's shares at a price of $12.00 per share in cash. Each outstanding stock option and warrant will entitle the holder thereof to receive an amount in cash equal to the difference between $12.00 and the exercise price per share of such stock option or warrant.

SCOPE OF ANALYSIS

     In the course of our analysis for rendering this opinion, we have:

     X Reviewed the Agreement;

     X Reviewed the public financial statements of Unimed including: (i) Annual
       Reports to Shareholders for the years ended December 31, 1998 and 1997;
       (ii) annual filings on Form 10-K for the fiscal years ended December 31, 1998, 1997 and 1996; and (iii) quarterly filings on Form 10-Q for the periods ending March 31, 1999 and March 31, 1998, June 30, 1998 and September 30, 1998;

     X Reviewed certain operating and financial information provided to us by the management of Unimed including internal budgets and financial forecasts;

     X Interviewed certain members of management of Unimed and Solvay and discussed their respective companies' operations, historical results and future outlook and their views of the operational and strategic benefits of the Merger;

     X Reviewed the historical price and trading volume of Unimed's common stock;

     X Reviewed the financial information and market valuations of other publicly traded companies that were deemed to be reasonably comparable to Unimed;

     X Reviewed the terms and pricing of recent merger and acquisition transactions in the biotechnology and pharmaceutical industries; and

     X Conducted other studies and analyses, inquiries and investigations which we deemed appropriate.

     In connection with our engagement we were not requested to, and did not, solicit third party indications of interests with respect to the acquisition of all or part of the Company.

     In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information considered in our review, whether from public sources or Unimed, and have not assumed any responsibility for independent verification of such information. Industry information and financial data used in our analysis were obtained from regularly published industry and investment sources. With respect to the Company's financial forecasts, we have been advised by Company management that such forecasts have been reasonably prepared as bases reflecting the Company's most currently available estimates and judgements, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made any independent evaluation or appraisal of the assets or liabilities of the Company. Our opinion is necessarily based on the economic, market and other conditions in effect and the information available to us as of the date hereof, and must be considered in that context.

     This letter is intended for the benefit and use of the Board of Directors of Unimed and is not to be reproduced, disseminated or referred to at any time in whole or in part without our prior written consent.

CONCLUSION

     Based on and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of Unimed.

Respectfully submitted

/s/  Duff & Phelps, LLC

DUFF & PHELPS, LLC

CAG/JSS

                                       C-2